CORPORATE PROFILE

Republic Banking Corporation of Florida is a Florida corporation organized in 1970 to serve as a holding company for Republic National Bank of Miami.

Republic National Bank of Miami was founded in 1965 with one office in Miami, Florida and currently conducts its business through a network of twenty seven branches located in Miami-Dade and Broward Counties in Florida. Republic is a community-oriented bank offering commercial, real estate and residential mortgage loans and a wide array of deposit products. Republic is also active in international lending and deposit activities through its correspondent banking network and private banking operations.

Republic Banking Corporation of Floridas common stock is publicly traded on the Nasdaq National Market under the symbol RBCF.

TABLE OF CONTENTS
Financial Highlights...........1
Message to Shareholders........2
Board of Directors.............4
Financial Contents.............5

                              FINANCIAL HIGHLIGHTS

Restated for 2.5-for-1 stock split in January 98 and for a 20% stock dividend in 1996

                                                       YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------
(IN THOUSANDS)                                   1998             1997               1996
-----------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
        Interest income                      $    113,175     $    114,788       $    104,430
        Interest expense                           50,865           50,974             43,249
        Net interest income                        62,310           63,814             61,181
        Provision for loan losses                   8,017            5,566              2,381
        Non-interest income                        23,469           23,486             23,935
        Non-interest expense                       53,585           52,589             53,017
        Net income                                 15,794           18,340             18,044

-----------------------------------------------------------------------------------------------
YEAR END BALANCE SHEET DATA
        Total assets                         $  1,575,412     $  1,515,006       $  1,511,951
        Securities                                388,313          372,988            331,204
        Total loans                             1,030,767          929,410            973,640
        Allowance for loan losses                  12,402           11,999             11,578
        Total deposits                          1,285,370        1,302,217          1,320,126
        Shareholders' equity                      171,003          146,131            124,693

AVERAGE BALANCE SHEET DATA
        Total assets                        $   1,530,005     $  1,528,395       $  1,405,517
        Securities                                388,791          341,947            327,425
        Total loans                               959,454          973,136            872,094
        Allowance for loan losses                  12,638           12,329             11,793
        Total deposits                          1,292,720        1,321,188          1,221,350
        Shareholders' equity                      162,288          126,865            116,493
-----------------------------------------------------------------------------------------------
PERFORMANCE RATIO
        Return on average assets                     1.03    %               1.20    %               1.28    %
        Return on average equity                     9.73                    14.46                   15.49
        Net interest spread                          3.46                    3.66                    3.82
        Net interest margin                          4.47                    4.58                    4.77
        Average equity to asset ratio               10.61                   8.30                    8.29
        Efficiency ratio                            62.58                   60.24                   62.29
        Non-performing assets to
            total loans and other real estate        0.97                    0.94                    0.55

[GRAPHS OMITTED]

                               DEAR SHAREHOLDERS
                                 AND CUSTOMERS:

On February 22, 1999, your Board of Directors entered into an Agreement and Plan of Reorganization with Union Planters Bank, National Association, pursuant to which Republic will be merged into Union Planters. Under the terms of this agreement Republic shareholders will receive $19.25 per share of the common stock of Republic in cash at the closing, which is expected in the summer of 1999. Consummation of this merger is subject to regulatory and shareholder approval, as well as to other customary conditions.

The Board of Directors took this action as a way to enhance shareholder value. Many factors were considered by the Board in its determination and these are detailed for you in the Proxy Statement which you will be receiving along with this Annual Report to Shareholders. This was not an easy decision for the Board of Directors to make. Republic, through its subsidiary, Republic National Bank of Miami, has been serving the South Florida community for 34 years. We have grown from a single office bank serving the growing Hispanic community in the 1960s to a twenty-seven office operation serving all South Florida. Many successful businesses in the area can trace their beginnings to the financing provided by Republic over the years. We truly are a local institution which will leave a positive mark in the memories of our customers and the community at large.

Industry consolidation continued at a rapid pace in 1998 and has significantly changed the banking environment, increasing competitive pressures and bringing both positive and negative changes for the customers. In seeking a merger with Union Planters, which was founded in 1865, we have a merger partner which shares our community banking philosophy. We believe that while our shareholders will benefit from the planned merger, our customers will continue to receive the community banking services they have grown accustomed to; with a greater array of products and the support of a national organization. A majority of our staff should also have the opportunity to continue with the new organization.

Financial results for 1998 were below our expectations. Earnings of $15.8 million provided shareholder return of 9.7% and were impacted by a $6.3 million loss on a single commercial loan relationship. Although faced with continued competitive pressures, the prospects for 1999 look favorable and the Board of Directors increased the quarterly dividend payout rate to $0.10 per share in January.

During the fourth quarter of 1998, we successfully converted our major software applications to a Year 2000 compliant system. At the end of the first quarter of 1999, our critical software applications had been tested for compliance with the Year 2000 requirements.

It is with great sadness that we note the passing of our former director, Aristides J. Sastre. Mr. Sastre served as president of Republic National Bank of Miami from 1971 until 1985. It was during his tenure as president that the bank experienced its most impressive growth, going from less that $20 million in deposits to just over $700 million in 1985. Mr. Sastre is remembered fondly by our employees and customers.

We thank our shareholders and customers for the trust you have shown in allowing us the stewardship of your capital, deposits and lending relationships.

Sincerely,


/s/ Oscar Bustillo, Jr.


Oscar Bustillo, Jr.
President and CEO

                             CORPORATE INFORMATION

REPUBLIC BANKING
CORPORATION OF FLORIDA


BOARD OF DIRECTORS

ROBERTO ISAIAS
Chairman of the Board
Investor

OSCAR BUSTILLO, JR.
President & Chief Executive Officer
Chairman of the Board,
Chief Executive Officer & President
of Republic National Bank of Miami

BERNARDO M. ARGUDIN
Vice President & Chief Financial Officer
Executive Vice President
& Chief Financial Officer of
Republic National Bank of Miami

JOSE P. BARED
Chief Executive Officer, Farm Stores

JOHN H. BLAKE
President, A.I. Risk Specialists, Inc.

ESTEFANO ISAIAS
President, Seguros Rocafuerte

WILLIAM ISAIAS
Investor

MILTON H. LEHR
Owner, American Travel Club of Miami

FERNANDO TAMAYO
President, Southern Industrial Sales Corp.



EXECUTIVE OFFICERS

ROBERTO ISAIAS
Chairman of the Board

OSCAR BUSTILLO, JR.
President &
Chief Executive Officer

BERNARDO M. ARGUDIN
Vice President &
Chief Financial Officer

FELIX M. GARCIA*
Executive Vice President
Chief Credit Officer

EDWARD F. HOLDEN*
Executive Vice President
Corporate Banking

FERNANDO J. MARTINEZ*
Executive Vice President
Real Estate Lending

RAFAEL QUINTANA*
Executive Vice President
Retail Banking

ORLANDO QUINTERO*
Executive Vice President
Operations

*Officer of Republic National Bank of Miami only

                        REPUBLIC NATIONAL BANK OF MIAMI

                               BOARD OF DIRECTORS

OSCAR BUSTILLO, JR.
Chairman of the Board,
Chief Executive Officer
& President

BERNARDO M. ARGUDIN
Executive Vice President
& Chief Financial Officer

JOSE P. BARED
Chief Executive Officer, Farm Stores

ANNIE BETANCOURT
Director, Center for Professional
Development - Miami Dade
Community College

JOHN H. BLAKE
President, A.I. Risk Specialists Inc.

RICHARD A. ELIAS, M.D.
Cardiologist & Chairman of the Board
of the Miami Heart Research Institute & Clinical
Professor of Medicine of the University of Miami

FELIX M. GARCIA
Executive Vice President
& Chief Credit Officer

ROBERTO GONZALEZ-BLANCO
President & CEO, Argebe Strategic
Financial Advisors, Inc.

ROBERTO ISAIAS
Investor

MILTON H. LEHR
Owner, American Travel Club of Miami

ROBERT PAUL, ESQ.
Attorney, Hornsby, Sacher, Zelman,
Stanton, Paul & Beiley, P.A.

FERNANDO TAMAYO
President, Southern Industrial
Sales, Corp.

OSCAR C. DE TUYA
President, Amexport



SENIOR OFFICERS

OSCAR BUSTILLO,  JR.
Chairman of the Board,
Chief Executive Officer & President

EXECUTIVE VICE PRESIDENTS

BERNARDO M. ARGUDIN
Chief Financial Officer

FELIX M. GARCIA
Chief Credit Officer

EDWARD F. HOLDEN
Corporate Banking

FERNANDO J. MARTINEZ
Real Estate Lending

RAFAEL QUINTANA
Retail Banking

ORLANDO QUINTERO
Operations

SENIOR VICE PRESIDENTS

MARIO L. ANGULO
Regional Retail Banking Manager

ROBERT L. BROMBERG
Human Resources

YVONNE DEBESA-HERNANDEZ
Operations

LYDIA A. FERNANDEZ
General Counsel

LUIS N. LOPEZ
Audit

LEONARDO LUCAS
Facilities Management

LUIS A. MIGUEL
Regional Retail Banking Manager

JUAN M. MOGENA
Commercial Lending

SAMUEL R. MONTI
Loan Review

RICARDO M. MORALES
Real Estate Lending

GEORGE J. QUINTERO
Management Information Systems

MARIA E. REMY
Loan Operations

CARLOS RODRIGUEZ
International Lending

WILLIAM J. TURNER
Credit Policy

------------------------------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA

                                                                              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------------
                                                                   1998           1997           1996            1995         1994
----------------------------------------------------------------------------------------------------------------------------------

                                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.......................................        $ 113,175      $ 114,788      $ 104,430        $ 95,056     $ 76,964
Interest expense......................................           50,865         50,974         43,249          38,411       24,322
                                                        --------------------------------------------------------------------------
Net interest income...................................           62,310         63,814         61,181          56,645       52,642
Provision for loan losses.............................            8,017          5,566          2,381             890        2,500
                                                        --------------------------------------------------------------------------
Net interest income after provision for loan losses ..           54,293         58,248         58,800          55,755       50,142
Non-interest income...................................           23,469         23,486         23,935          22,458       20,289
Non-interest expenses.................................           53,585         52,589         53,017          50,021       46,456
                                                        --------------------------------------------------------------------------
Net income before taxes...............................           24,177         29,145         29,718          28,192       23,975
Provision for income tax expense......................            8,233          9,617         10,324           9,103        7,687
Minority interest.....................................              150          1,188          1,350           1,330        1,136
                                                        --------------------------------------------------------------------------
Net income............................................         $ 15,794       $ 18,340       $ 18,044        $ 17,759      $15,152
                                                        ==========================================================================

PER SHARE DATA:
Basic and diluted earnings............................           $ 0.75         $ 0.96         $ 0.96          $ 0.94       $ 0.80
Book value............................................             8.05           7.27           6.61            6.15         5.32
Tangible book value ..................................             7.50           6.64           6.12            5.62         5.25
Cash dividends .......................................             0.29           0.52           0.50            0.25         0.42
Dividends payout ratio................................            38.67  %       54.17  %       52.08   %       26.60   %    52.50%
Weighted average common and common equivalent
     shares outstanding (in thousands)................           21,129         19,076         18,873          18,873       18,873
BALANCE SHEET DATA:
Total assets..........................................      $ 1,575,412    $ 1,515,006    $ 1,511,951     $ 1,324,968   $1,172,209
Securities............................................          388,313        372,988        331,204         320,084      359,545
Total loans...........................................        1,030,767        929,410        973,640         821,090      667,091
Allowance for loan losses.............................           12,402         11,999         11,578          11,411       11,680
Total deposits........................................        1,285,370      1,302,217      1,320,126       1,156,324    1,029,116
Total shareholders' equity............................          171,003        146,131        124,693         116,140      100,447
AVERAGE BALANCE SHEET DATA:
Total assets..........................................      $ 1,530,005    $ 1,528,395    $ 1,405,517     $ 1,261,146   $1,136,191
Securities............................................          388,791        341,947        327,425         348,438      328,504
Total loans...........................................          959,454        973,136        872,094         735,318      635,555
Allowance for loan losses.............................           12,638         12,329         11,793          11,893       11,968
Total deposits........................................        1,292,720      1,321,188      1,221,350       1,105,382    1,000,787
Total shareholders' equity............................          162,288        126,865        116,493         106,141       95,250
PERFORMANCE RATIOS:
Return on average assets..............................             1.03 %         1.20 %         1.28 %          1.41 %       1.33 %
Return on average equity..............................             9.73          14.46          15.49           16.73        15.91
Net interest margin...................................             4.47           4.58           4.77            4.91         5.06
Efficiency ratio......................................            62.58          60.24          62.29           63.09        63.70
ASSET QUALITY RATIOS:
Non-performing assets to total loans
     and other real estate............................             0.97 %         0.94 %         0.55 %          0.96 %       1.21 %
Net loan charge-offs to average loans.................             0.79           0.53           0.25            0.25         0.37
Allowance for loan losses to total loans..............             1.20           1.29           1.19            1.39         1.75
Allowance for loan losses to non-performing loans.....           124.21         179.49         395.96          244.09       230.74
CAPITAL RATIOS:
Leverage ratio (Tier 1 capital-to-total assets).......            10.34 %         8.96 %         8.52 %          8.78 %       9.32 %
Average shareholders' equity to average total assets..            10.61           8.30           8.29            8.42         8.38
Tier 1 risk-based capital ratio.......................            16.61          15.01          14.44           13.75        15.63
Total risk-based capital ratio........................            17.86          16.26          15.69           15.00        16.88

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the consolidated financial condition and results of operations of Republic Banking Corporation of Florida ("Republic") for the years ended December 31, 1998, 1997, and 1996 should be read in conjunction with Republic's Consolidated Financial Statements and accompanying notes.

All historical per share data has been restated to give effect to a 2.5-for-1 stock split completed in January 1998 and a 20% stock dividend issued in January 1996.

GENERAL

Republic is a holding company for its 99.6% owned subsidiary, Republic National Bank of Miami (the "Bank"). Republic, through its subsidiary operates as a commercial bank serving the South Florida area. Republic's income is derived principally from its lending and investment activities which are funded primarily by deposits, borrowings and cash flow from asset repayment and ongoing operations. Consequently, Republic's net income is highly dependent on the spread between the average yield on earning assets and the rates paid on interest bearing liabilities. A second source of income is fee income derived from deposit and other types of services offered to its customers. Results of operations are also highly dependent on the volume of earning assets, asset quality and the efficiency of operations.

Republic is subject to interest rate risk to the extent that its interest bearing liabilities re-price or mature more or less frequently than its interest earning assets.

CAPITAL TRANSACTIONS

In February 1998, Republic completed an initial public offering of its common stock and issued an additional 1,233,270 shares of its common stock.

In August 1998, Republic's Board of Directors authorized a stock repurchase program. During the remainder of 1998 Republic repurchased 193,200 shares of its common stock at an average price of $10.31.

In December 1998, Republic issued 97,693 shares of its common stock in exchange for 41,400 shares of the common stock of the Bank held by minority shareholders, increasing its ownership in the subsidiary from 99.1% to 99.6%.

PERFORMANCE OVERVIEW

Republic had net income in 1998 of $15.8 million representing a decrease of $2.5 million from 1997 net income of $18.3 million. Net income for 1997 was $296,000 higher than 1996 net income of $18.0 million. Net income per average basic and fully diluted share was $0.75 for 1998, and $0.96 for 1997 and 1996. Return on average shareholders' equity was 9.73%, 14.46% and 15.49% for 1998, 1997, and 1996, respectively.

The decrease in net income from 1997 to 1998 was due, primarily to a continued increase in the provision for loan losses, a decrease in net interest income and higher occupancy and equipment expense. The provision for loan losses of $8.0 million was 1.4 times the 1997 provision. The increased provision resulted from loan losses of $6.3 million relating to a single large commercial loan relationship. Net interest income declined primarily as a result of competitive pricing pressure on loans and deposits and the introduction of a premium money market product which, while reversing a decline in the volume of money market accounts from 1996 to 1997, raised the overall cost of money market deposits by 74 basis point from 1997 to 1998. The increase in occupancy and equipment expense reflects the impact of the expenses associated with Republic's new headquarters building which opened in May 1997 and higher computer expense related to the replacement of software and hardware systems.

The decrease in return on average shareholders' equity resulted from the combined effect of a higher equity capital position, diminished leverage and lower earnings. Loan volume declined during the first half of the year as Republic took steps to reduce some of its larger commercial credit exposures. Loan volume increased in the second half of the year from growth in international, residential and commercial real estate lending.

The increase in net income from 1996 to 1997 was due, primarily, to increased net interest income and reduced non-interest expenses. Earnings were adversely impacted by a higher provision for loan losses in 1997, which was 2.3 times the amount provided for in 1996. This resulted from a higher than historical level of loan losses in its commercial and consumer loan portfolios. In May 1997, the principal shareholder and the Board of Directors entered into negotiations with Barnett Banks, Inc. for the sale of Republic and the Bank. While these negotiations terminated within two weeks of their public announcement, they resulted in high personnel turnover and competitive pressures from other financial institutions during the second and third quarters of the year. Republic took a defensive posture with its customers during this period by adjusting its pricing practices as well as increasing its advertising and personnel costs. The impact of this episode on the balance sheet was limited, but Republic experienced a decline in loans and deposits in the second half of the year.

Total assets at December 31, 1998, 1997 and 1996 were $1,575.4 million, $1,515.0 million and $1,512.0 million, respectively. Total deposits at December 31, 1998, 1997 and 1996 were $1,285.4 million, $1,302.2 million, and $1,320.1 million, respectively. Total loans at December 31, 1998, 1997, and 1996 were $1,030.8 million, $929.4 million and $973.6 million, respectively.

Total shareholders' equity was $171.0 million, $146.1 million and $124.7 million at December 31, 1998, 1997, and 1996, respectively.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

RESULTS OF OPERATIONS

NET INTEREST INCOME

1998 VERSUS 1997. Net interest income totaled $62.3 million for 1998 compared to $63.8 million in 1997, a decrease of $1.5 million or 2.4%. Interest income decreased $1.6 million, a decline which was driven by interest rates and asset mix. Overall average interest earning assets increased by $1.8 million, or .13% and average loans decreased by $13.7 million, or 1.4%, respectively, in 1998 as compared to 1997. The decline in average loans was offset by higher investment volume.

Loan interest income declined by $2.4 million, which was due to the lower average loan volume and to the decline in overall loan yield. The change in average asset mix with growth in lower yielding investments and a decline in loans resulted in lower income and earning asset yield.

The decrease in interest income was partially offset by a decrease in interest expense of $109,000 or 0.21% resulting from a decline in the volume of interest bearing liabilities. The lower volume of interest bearing liabilities and the increased funding from shareholder's equity offset the higher cost of several interest bearing categories, primarily money market accounts. Average interest bearing liabilities decreased by $18.9 million, or 1.70%.

Net interest margins were 4.47% and 4.58% and net interest spreads were 3.46% and 3.66%, for 1998 and 1997, respectively. The decrease in the net interest margin from 1997 to 1998 reflects a 7 basis point increase in the rate paid on average interest bearing liabilities and a 13 basis point decrease in the yield on average interest earning assets. The yield on average interest earning assets decreased to 8.11% in 1998 from 8.24% in 1997 due to lower yields on loans and investment securities. Average loan yield decreased from 9.16% in 1997 to 9.04% in 1998. The cost of average interest bearing liabilities increased from 4.58% in 1997 to 4.65% in 1998.

1997 VERSUS 1996. Net interest income totaled $63.8 million for 1997 compared to $61.2 million in 1996, an increase of $2.6 million or 4.25%. Interest income increased $10.4 million, primarily due to an increase in average interest earning assets.

Average interest earning assets increased by $111.4 million, or 8.69% and average loans increased by $101.0 million, or 11.59%, respectively, in 1997 as compared to 1996. Average loan yield decreased from 9.20% in 1996 to 9.16% in 1997. The increase in interest income was partially offset by an increase in interest expense of $7.7 million, or 17.86%, reflecting an increase in the volume of interest bearing deposits and an increase in the average rate paid on time deposits. Average interest-bearing liabilities increased by $114.1 million, or 11.43%, and average time deposits increased by $113.7 million, or 18.08%, respectively, in 1997 as compared to 1996.

Net interest margins were 4.58% and 4.77% and net interest spreads were 3.66% and 3.82%, for 1997 and 1996, respectively. The decrease in the net interest margin from 1996 to 1997 reflects a 25 basis point increase in the rate paid on average interest bearing liabilities, partially offset by a 9 basis point increase in the yield on average interest earning assets. The yield on average interest earning assets increased to 8.24% in 1997 from 8.15% in 1996 due to increased yield on taxable investments and growth in average loans. The cost of interest bearing liabilities increased from 4.33% in 1996 to 4.58 % in 1997. Net interest margin and net interest spreads narrowed, principally due to a 20 basis point increase in the average rate paid on time deposits and funding growth centered in time deposits.

Funds utilized for the construction of Republic's headquarters reduced the available volume of earning assets and resulting net interest income in 1998, 1997 and 1996. A capitalized construction interest cost was imputed and reflected as a credit in "Other Operating Expenses" in the amount of $390,000 and $773,000 in 1997 and 1996, respectively. Construction was completed in the first half of 1997.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following table represents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

                                                                          YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------------------
                                                                1998                                        1997
                                            -----------------------------------------     ----------------------------------------
                                               AVERAGE                                      AVERAGE
                                             OUTSTANDING      INTEREST       AVERAGE      OUTSTANDING      INTEREST      AVERAGE
                                               BALANCE       EARNED/PAID   YIELD/RATE       BALANCE       EARNED/PAID   YIELD/RATE
                                            ------------     -----------   ----------     -----------     -----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
ASSETS:
Interest earning assets:
Total loans................................. $  959,454          $ 86,703(1)     9.04%     $  973,136      $ 89,110(1)    9.16%
Taxable securities..........................    362,919            22,433        6.18         308,095        19,536       6.34
Tax-exempt securities.......................     25,872             1,340        5.18          33,852         1,903       5.62
Federal funds sold and other
     temporary investments..................     46,503             2,699        5.80          77,894         4,239       5.44
                                             ----------          --------        ----      ----------      --------       ----
Total interest earning assets...............  1,394,748           113,175        8.11       1,392,977       114,788       8.24
                                                                 --------        ----                      --------       ----
Less allowance for loan losses..............     12,638                                        12,329
                                             ----------                                    ----------
Total interest earning assets, net of
     allowance..............................  1,382,110                                     1,380,648
Non-earning assets..........................    147,895                                       147,747
                                             ----------                                    ----------
Total assets................................ $1,530,005                                    $1,528,395
                                             ==========                                    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing demand deposits............ $   57,981               786        1.36          63,156           962       1.52
Savings and money market accounts...........    255,651             8,037        3.14         247,989         7,023       2.83
State, county and municipal
     certificates of deposit................     69,185             3,889        5.62          30,999         1,715       5.53
Certificates of deposit.....................    649,827            35,139        5.41         711,786        38,388       5.39
Federal funds purchased and securities
     sold under repurchase agreements.......     51,492             2,530        4.91          53,243         2,561       4.81
Other borrowings............................      9,986               484        4.85           5,869           325       5.54
                                             ----------          --------        ----      ----------      --------       ----
Total interest bearing liabilities..........  1,094,122            50,865        4.65       1,113,042        50,974       4.58
                                                                 --------        ----                      --------       ----
Non-interest bearing demand deposits........    260,076                                       267,258
Other liabilities...........................     12,200                                        13,380
                                             ----------                                    ----------
Total liabilities...........................  1,366,398                                     1,393,680
Minority interest...........................      1,319                                         7,850
Shareholders' equity........................    162,288                                       126,865
                                             ----------                                    ----------
Total liabilities and shareholders' equity.. $1,530,005                                    $1,528,395
                                             ==========                                    ==========
Net interest income.........................                     $ 62,310                                  $ 63,814
                                                                 ========                                  ========
Net interest spread.........................                                     3.46%                                    3.66%
                                                                                 ====                                     ====
Net interest margin.........................                                     4.47%                                    4.58%
                                                                                 ----                                     ----

                                                     YEARS ENDED DECEMBER 31,
                                            -----------------------------------------
                                                                1996
                                              ---------------------------------------
                                               AVERAGE
                                              OUTSTANDING      INTEREST     AVERAGE
                                                BALANCE       EARNED/PAID  YIELD/RATE
                                              -----------     -----------  ----------
                                                      (DOLLARS IN THOUSANDS)
ASSETS:
Interest earning assets:
Total loans.................................  $  872,094        $ 80,193(1) 9.20%
Taxable securities..........................     296,318          17,893    6.04
Tax-exempt securities.......................      31,107           1,874    6.02
Federal funds sold and other
     temporary investments..................      82,064           4,470    5.45
                                              ----------        --------    ----
Total interest earning assets...............   1,281,583         104,430    8.15
                                                                --------    ----
Less allowance for loan losses..............      11,793
                                              ----------
Total interest earning assets, net of
     allowance..............................   1,269,790
Non-earning assets..........................     135,727
                                              ----------
Total assets................................  $1,405,517
                                              ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing demand deposits............  $   66,229        $  1,103    1.67%
Savings and money market accounts...........     261,718           7,474    2.86
State, county and municipal
     certificates of deposit................      18,907           1,013    5.36
Certificates of deposit.....................     610,132          31,692    5.19
Federal funds purchased and securities
     sold under repurchase agreements.......      37,483           1,769    4.72
Other borrowings............................       4,432             198    4.47
                                              ----------        --------    ----
Total interest bearing liabilities..........     998,901          43,249    4.33
                                                                --------    ----
Non-interest bearing demand deposits........     264,364
Other liabilities...........................      17,102
                                              ----------
Total liabilities...........................   1,280,367
Minority interest...........................       8,657
Shareholders' equity........................     116,493
                                              ----------
Total liabilities and shareholders' equity..  $1,405,517
                                              ==========
Net interest income.........................                    $ 61,181
                                                                ========
Net interest spread.........................                                3.82%
                                                                            ====
Net interest margin.........................                                4.77%
                                                                            ----

(1) Includes $2.6 million, $2.9 million and $2.4 million in loan fees for 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume have been allocated to rate.

                                                                  YEAR ENDED                            YEAR ENDED
                                                           DECEMBER 31, 1998 V. 1997             DECEMBER 31, 1997 V. 1996
                                                       ----------------------------------    -----------------------------------
                                                        INCREASE (DECREASE)                   INCREASE (DECREASE)
                                                               DUE TO                               DUE TO
                                                       ---------------------                 ---------------------
                                                         VOLUME        RATE        TOTAL       VOLUME      RATE           TOTAL
-----------------------------------------------------------------------------------------    -----------------------------------
                                                              (DOLLARS IN THOUSANDS)                (DOLLARS IN THOUSANDS)
Interest earning assets:
Total loans..........................................  $ (1,253)    $ (1,154)    $ (2,407)   $  9,296     $   (379)    $   8,917
Securities...........................................     2,937         (603)       2,334         877          795         1,672
Federal funds sold and other temporary investments       (1,708)         168       (1,540)       (227)          (4)         (231)
--------------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) in interest income.........       (24)      (1,589)      (1,613)      9,946          412        10,358
--------------------------------------------------------------------------------------------------------------------------------
Interest bearing liabilities:
Interest bearing demand deposits.....................       (79)         (97)        (176)        (51)         (90)         (141)
Savings and money market accounts....................       217          797        1,014        (393)         (58)         (451)
State, county and municipal certificates of deposit..     2,112           62        2,174         648           54           702
Certificates of deposit and other time deposits......    (3,340)          91       (3,249)      5,276        1,420         6,696
Federal funds purchased and securities sold under
     repurchase agreements...........................       (84)          53          (31)        744           48           792
Other borrowings.....................................       228          (69)         159          64           63           127
--------------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) in interest expense........      (946)         837         (109)      6,288        1,437         7,725
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net interest income...........  $    922     $ (2,426)    $ (1,504)   $  3,658     $ (1,025)    $   2,633
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following table represents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, segregated by domestic and foreign activities expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

                                                                         YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                                   1998
                                                                ---------------------------------------------
                                                                  AVERAGE
                                                                OUTSTANDING      INTEREST            AVERAGE
                                                                  BALANCE       EARNED/PAID        YIELD/RATE
-------------------------------------------------------------------------------------------------------------
                                                                           (DOLLARS IN THOUSANDS)
ASSETS:
Interest earning assets:
Total loans-domestic........................................... $   820,134     $    74,647            9.10%
Total loans-foreign............................................     139,320          12,056            8.65
Taxable securities-domestic....................................     362,219          22,382            6.18
Taxable securities-foreign.....................................         700              51            7.29
Tax-exempt securities-domestic.................................      25,872           1,340            5.18
Federal funds sold.............................................      41,851           2,291            5.47
Other temporary investments-foreign............................       4,652             408            8.77
                                                                -----------     -----------            ----
Total interest earning assets..................................   1,394,748         113,175            8.11
                                                                                -----------            ----
Less allowance for loan losses-domestic........................      10,803
Less allowance for loan losses-foreign.........................       1,835
                                                                -----------
Total interest earning assets, net of allowance................   1,382,110
Non-earning assets-domestic....................................     147,074
Non-earning assets-foreign.....................................         821
                                                                -----------
Total assets................................................... $ 1,530,005
                                                                ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing demand deposits-domestic...................... $    38,513             488            1.27
Interest bearing demand deposits-foreign.......................      19,468             298            1.53
Savings and money market accounts-domestic.....................     186,240           5,839            3.14
Savings and money market accounts-foreign......................      69,411           2,198            3.17
State, county and municipal certificates of deposit-domestic...      69,185           3,889            5.62
Certificates of deposit-domestic...............................     469,049          25,353            5.41
Certificates of deposit-foreign................................     180,778           9,786            5.41
Federal funds purchased and securities sold under
    repurchase agreements-domestic.............................      47,477           2,353            4.96
Federal funds purchased and securities sold under
    repurchase agreements-foreign..............................       4,015             177            4.41
Other borrowings-domestic......................................       9,986             484            4.85
                                                                -----------     -----------            ----
Total interest bearing liabilities.............................   1,094,122          50,865            4.65
                                                                                -----------            ----

Non-interest bearing demand deposits-domestic..................     218,280
Non-interest bearing demand deposits-foreign...................      41,796
Other liabilities-domestic.....................................      11,442
Other liabilities-foreign......................................         758
                                                                -----------
Total liabilities..............................................   1,366,398
Minority interest..............................................       1,319
Shareholders' equity...........................................     162,288
                                                                -----------
Total liabilities and shareholders' equity..................... $ 1,530,005
                                                                ===========
Net interest income............................................                 $    62,310
                                                                                ===========
Net interest spread............................................                                        3.46%
                                                                                                       ====
Net interest margin............................................                                        4.47%
                                                                                                       ====

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

PROVISION FOR LOAN LOSSES

In determining the adequacy of the allowance for loan losses, the Bank considers portfolio quality, composition, loss experience, growth, economic conditions and other risk factors related to the loan portfolio.

The provision for loan losses increased by $2.4 million to $8.0 million for 1998 from $5.6 million for 1997. The provision increased by $3.2 million for 1997 from $2.4 million for 1996. The provision for 1998 was 1.4 times the 1997 level and 3.3 times the 1996 level. The increased provision for 1998 from 1997 resulted from a $6.3 million loss on a single large commercial loan relationship. The increase in provision for 1997 from 1996 resulted from a high level of consumer loan losses and above historical average commercial loan losses. The volume of consumer net losses has declined from $1.6 million in 1997 to $408,000 in 1998. The volume of commercial net loan losses has increased from $782,000 in 1996 to $3.3 million in 1997 and $7.4 million in 1998. Management is aware of the impact of large commercial loan losses on Republic's performance and has increased its credit monitoring efforts in this area.

NON-INTEREST INCOME

Non-interest income for the year ended December 31, 1998 remained level with 1997 at $23.5 million. Non-interest income in 1997 decreased $449,000 or 1.9% compared to non-interest income of $23.9 million in 1996 primarily as a result of a decline in income from service charges on deposits. The following table presents for the periods indicated the major categories of non-interest income:

                                                          YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                     1998           1997            1996
------------------------------------------------------------------------------------------
                                                            (DOLLARS IN THOUSANDS)
Service charges on deposit accounts............    $ 11,824    $    12,070      $   12,960
Merchant credit card discounts.................       7,751          7,894           7,307
Letter of credit fees..........................         929          1,015           1,064
Gains on sale of securities....................         154            -                 1
Other non-interest income......................       2,811          2,507           2,603
------------------------------------------------------------------------------------------
          Total non-interest income............    $ 23,469    $    23,486      $   23,935
------------------------------------------------------------------------------------------

Service charges on deposit accounts are the primary component of non-interest income. Service charges on deposit accounts declined by $246,000 to $11.8 million from 1997 to 1998 and $890,000 to $12.1 million from 1996 to 1997. Merchant credit card discounts, the next largest component of non-interest income decreased from $7.9 million in 1997 to $7.8 million in 1998 and increased by $587,000 in 1997 from $7.3 million in 1996. Letter of credit fee income declined by $86,000 or 8.47% in 1998 from $1.0 million in 1997, due to a decline in product demand resulting in a lower volume of activity.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

NONINTEREST EXPENSES

For 1998, 1997 and 1996, non-interest expenses totaled $53.6 million, $52.6 million and $53.0 million, respectively. The efficiency ratio, calculated by dividing total non-interest expenses by net interest income plus non-interest income excluding securities gains and losses, was 62.58%, 60.24% and 62.29% for 1998, 1997 and 1996, respectively.

The following table represents, for the periods indicated, the major categories of non-interest expenses:

                                                              YEARS ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                       1998          1997            1996
----------------------------------------------------------------------------------------------
                                                             (DOLLARS IN THOUSANDS)
Employee compensation and benefits................. $  26,960     $  26,706         $  26,775
----------------------------------------------------------------------------------------------
Non-staff expenses:
Occupancy..........................................     5,806         5,557             4,770
Furniture and equipment............................     3,235         2,921             2,985
Provision for loss on disposition of property......       213            --             1,275
Merchant credit card interchange fees..............     5,742         5,589             5,104
Professional fees..................................       886           529             1,218
FDIC assessment....................................       260           265             1,868
Advertising........................................       744         1,372               880
Amortization of intangibles........................     1,136           982               845
Printing and supplies..............................       994           902               940
Other real estate owned............................      (206)          223               111
Fraud losses (recoveries), net.....................       313           431               (11)
Capitalized construction interest credit...........        --          (390)             (773)
Other..............................................     7,502         7,502             7,030
----------------------------------------------------------------------------------------------
Total non-staff expenses...........................    26,625        25,883            26,242
----------------------------------------------------------------------------------------------
Total non-interest expense......................... $  53,585     $  52,589         $  53,017
----------------------------------------------------------------------------------------------

1998 v. 1997 Employee compensation and benefit expense for 1998 was $27.0 million, an increase of $254,000 or 0.95% from $26.7 million for 1997. Total full-time equivalent employees at December 31, 1998 and 1997 were 690 and 709, respectively. Slow growth in compensation and benefit expense reflected lower bonus accruals in 1998 and reduced full time equivalent employees.

Non-staff expenses were $26.6 million in 1998, an increase of $742,000 or 2.87% from $25.9 million in 1997. This increase in non-staff expenses primarily reflected an increase in occupancy, furniture and equipment expense of $563,000 associated with Republic's headquarters building opened in April 1997 and higher computer expense. A write-down on former banking premises of $213,000 was taken in 1998. Increases were also reflected in merchant credit card interchange fees and in professional fees. The latter reflects costs associated with a computer systems consulting project and professional fees associated with regulatory compliance. Reductions in advertising and other real estate owned expense helped offset increases in other expense categories.

1997 v. 1996 Employee compensation and benefit expense for 1997 decreased $69,000 or 0.26% from $26.8 million in 1996. Total full-time equivalent employees at December 31, 1997 and 1996 were 709 and 690, respectively. The decrease resulted primarily from the continued results of a re-engineering program completed in 1996. Cost savings from this program in 1997 were partly offset by salary and benefit adjustments implemented in the second and third quarter of 1997 in response to the high personnel turnover in 1997 following the Barnett acquisition discussions.

Non-staff expenses were $25.9 million in 1997, a decrease of $359,000 or 1.37% from $26.2 million in 1996. This decrease in non-staff expenses primarily reflected a decrease in professional fees associated with the re-engineering study completed in 1996, a reduced FDIC assessment following the special SAIF assessment in 1996 and a provision for loss on disposition of property in 1996. Republic recorded a provision related to the disposition of bank property of $1.3 million in 1996 and none in 1997. These reductions were offset partly by higher occupancy expenses , increased merchant credit card exchange fees and advertising expenses.

Occupancy expense increased $787,000 in 1997, principally as a result of the opening of Republic's new corporate headquarters in April 1997 and the addition of three new branches. Merchant credit card interchange fees increased by $485,000 in 1997 as compared to 1996 as a result of the growth of Republic's merchant credit card operations. Advertising expense increased $492,000 in 1997 as compared to 1996 due, in part, to an image campaign following the Barnett transaction.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

INCOME TAXES

In 1998, income tax expense was $8.2 million, a decrease of $1.4 million or 14.6% from $9.6 million for 1997. In 1997, income tax expense was $707,000 or 6.8% lower than the $10.3 million expense for 1996. The effective tax rates in 1998, 1997 and 1996,respectively, were 34.05%, 33.00% and 34.74%.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The impact of new accounting pronouncements issued by the Financial Accounting Standards Board is discussed in the notes to the consolidated financial statements. See Note 1-Summary of Significant Accounting Policies.

FINANCIAL CONDITION

CREDIT RISK MANAGEMENT

In the conduct of its business activities, Republic is exposed to the possibility that borrowers or counterparties may default on their obligations. To manage this risk, Republic's Credit Division maintains credit policies, establishes underwriting standards, and monitors compliance with policy. Lending units are organized along specialty lines. The Real Estate Division oversees construction, major commercial real estate loans and first mortgage residential lending. The Corporate Division oversees corporate, commercial, and international lending activities. The Retail Division oversees other consumer loans and smaller commercial credits. Credit risk management practices are supported by a problem loan unit and a credit analysis unit reporting to the Credit Division. Individual loan officers are responsible for evaluating their assigned loan portfolio. The loan review department performs an independent ongoing analysis of portfolio quality.

LOAN PORTFOLIO

Republic's primary lending focus is on commercial real estate loans, construction loans and commercial loans. Republic also focuses on single-family residential loans and international loans, as well as consumer loans to a lesser extent.

Total loans increased by $101.4 million or 10.9% to $1,030.8 million at December 31, 1998, from $929.4 million at December 31, 1997. The increase was centered in construction loans which increased by $92.8 million or 191.6% and foreign bank loans which increased by $54.6 million or 89.8%. Foreign government loans increased by $29 million. Residential mortgage lending on domestic properties to domestic and foreign domiciled borrowers increased, while commercial, commercial real estate and other consumer loans declined. Loan portfolio mix change reflected management's strategic direction for 1999 as well as the impact of customer loan demand and competition.

During 1997, total loans decreased by $44.2 million or 4.54% from $973.6 million at December 31, 1996. The decrease in 1997 was centered in foreign bank loans which decreased by $76.4 million or 55.7% and domestic consumer loans which declined $25.3 million or 30.3%. The decrease in these loan categories was partly offset by growth in commercial real estate, construction and residential mortgage lending.

Total loans represented 65.43%, 61.35% and 64.39% of assets at December 31, 1998, 1997 and 1996, respectively. Total loans represented 80.19%, 71.37% and 73.75% of deposits at December 31, 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following table summarizes the loan portfolio by type of loan as of the dates indicated:

                                                                       AS OF DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
                                  1998                1997                    1996              1995                 1994
                           ------------------   --------------------   ----------------   -----------------   -------------------
                                        % OF                  % OF                % OF                % OF                  % OF
                                        GROSS                 GROSS               GROSS               GROSS                 GROSS
                           AMOUNT       LOANS     AMOUNT      LOANS     AMOUNT    LOANS    AMOUNT     LOANS    AMOUNT       LOANS
---------------------------------------------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Domestic:
Commercial.............$    228,472     22.12%  $269,978       28.97%  $286,054   29.25%  $287,080    34.81%  $202,921      30.26%
Commercial real estate.     255,604     24.74    261,902       28.10    225,813   23.09    181,887    22.05    165,102      24.62
Construction...........     141,241     13.67     48,434        5.20     38,761    3.96     33,957     4.12     16,976       2.53
Residential first
     mortgages (1).....     154,466     14.95    154,864       16.62    133,005   13.60    120,539    14.61     90,926      13.56
Residential equity
     lines.............      13,324      1.29     16,487        1.77     19,938    2.04     17,458     2.12      9,829       1.47
Consumer...............      36,028      3.49     58,024        6.23     83,331    8.52     85,226    10.33     72,668      10.84
Overdrafts.............       3,965      0.38      5,352        0.57      3,722    0.38      3,349     0.41      3,771       0.56
Domestic Banks                  -         -        4,357        0.47     20,826    2.14        -        -          564       0.09
---------------------------------------------------------------------------------------------------------------------------------
Total domestic.........     833,100     80.64    819,398       87.93    811,450   82.98    729,496    88.45    562,757      83.93
---------------------------------------------------------------------------------------------------------------------------------
Foreign:
Banks..................     115,392     11.17     60,806        6.52    137,181   14.03     66,689     8.09     79,827      11.90
Government.............      30,200      2.92      1,000        0.11      3,000    0.31      6,000     0.73      7,000       1.04
Other..................      54,408      5.27     50,721        5.44     26,213    2.68     22,614     2.73     20,901       3.13
---------------------------------------------------------------------------------------------------------------------------------
Total foreign..........     200,000     19.36    112,527       12.07    166,394   17.02     95,303    11.55    107,728      16.07
---------------------------------------------------------------------------------------------------------------------------------
Total gross loans......   1,033,100    100.00%   931,925      100.00%   977,844  100.00%   824,799   100.00%   670,485     100.00%
                                       ======                 ======             ======              ======                ======
Unearned...............      (2,333)              (2,515)                (4,204)            (3,709)             (3,394)
                       ------------             --------               --------           --------            --------
Total loans............$  1,030,767             $929,410               $973,640           $821,090            $667,091
                       ============             ========               ========           ========            ========

(1) Prior to 1998, residential first mortgages on US properties cannot be segregated by country of domicile of borrower. All such loans for 1994 through 1997 are reflected in the domestic total.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The contractual maturity ranges of the loan portfolio, by type and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 1998 are summarized in the following table:

                                                            AS OF DECEMBER 31, 1998
                                             ----------------------------------------------------
                                              ONE YEAR  BETWEEN ONE AND
                                               OR LESS     FIVE YEARS   AFTER FIVE YEARS   TOTAL
-------------------------------------------------------------------------------------------------
                                                            (DOLLARS IN THOUSANDS)
Domestic:
   Commercial.............................   $  100,063    $  102,414    $   25,995    $  228,472
   Commercial real estate.................       68,508       146,241        40,855       255,604
   Construction...........................       40,050       101,162            29       141,241
   Residential first mortgages............          -           2,387       152,079       154,466
   Residential equity line................          -             675        12,649        13,324
   Consumer...............................        2,215        24,788         9,025        36,028
   Overdrafts.............................        3,965           -             -           3,965
-------------------------------------------------------------------------------------------------
      Total domestic......................      214,801       377,667       240,632       833,100
-------------------------------------------------------------------------------------------------
Foreign:
   Banks..................................      115,392           -             -         115,392
   Government.............................       30,200           -             -          30,200
   Other..................................       13,986        12,700        27,722        54,408
-------------------------------------------------------------------------------------------------
      Total foreign.......................      159,578        12,700        27,722       200,000
-------------------------------------------------------------------------------------------------
         Total............................   $  374,379    $  390,367    $  268,354    $1,033,100
=================================================================================================
Loans with a predetermined interest rate..   $  256,695    $  228,672    $  201,214    $  686,581
Loans with a floating interest rate.......      117,684       161,695        67,140       346,519
-------------------------------------------------------------------------------------------------
         Total............................   $  374,379    $  390,367    $  268,354    $1,033,100
-------------------------------------------------------------------------------------------------

LOANS BY COUNTRY

The following table sets forth the distribution of Republic's gross loans by country of the borrower at the dates indicated.

                                                       AS OF DECEMBER 31,
                                      -------------------------------------------------------
                                            1998              1997               1996
                                      ------------------ ----------------- ------------------
                                              % OF GROSS        % OF GROSS         % OF GROSS
                                       AMOUNT   LOANS    AMOUNT   LOANS    AMOUNT     LOANS
---------------------------------------------------------------------------------------------
                                                      (DOLLARS IN MILLIONS)
United States.....................    $  833    80.64%  $  819    87.88%  $  812      83.03%
Ecuador...........................        42     4.07       23     2.47       13       1.33
Brazil............................        34     3.29       22     2.36       30       3.07
Peru..............................        29     2.81       18     1.93       21       2.15
Panama............................        14     1.36        7     0.97       11       1.12
Guatemala.........................        12     1.16        9     0.75       11       1.12
El Salvador.......................        12     1.16        5     0.54        5       0.51
Colombia..........................         3     0.29        1     0.11       12       1.23
Other (1).........................        54     5.22       28     2.99       63       6.44
---------------------------------------------------------------------------------------------
     Total Gross Loans............    $1,033   100.00%  $  932   100.00%  $  978     100.00%
---------------------------------------------------------------------------------------------

(1) "Other" consists of loans to borrowers in countries in which loans did not exceed the lesser of $11 million or one percent of total assets on the dates indicated.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

TOTAL CROSS-BORDER OUTSTANDINGS BY COUNTRY

The following table sets forth, at the dates indicated, the aggregate amount of Republic's cross-border outstandings (including foreign bonds, due from bank accounts and interest-earning deposits with other banks), as well as the percentage of such cross-border outstandings to total assets.

                                                      AS OF DECEMBER 31,
                                      ------------------------------------------------------
                                           1998              1997              1996
                                      ------------------ ----------------- -----------------
                                              % OF TOTAL        % OF TOTAL        % OF TOTAL
                                      AMOUNT   ASSETS    AMOUNT   ASSETS   AMOUNT   ASSETS
--------------------------------------------------------------------------------------------
                                                     (DOLLARS IN MILLIONS)
Ecuador...........................    $   42     2.67%  $   23     1.52%  $   13     0.86%
Brazil............................        34     2.16       22     1.45       30     1.98
Peru..............................        29     1.84       18     1.19       21     1.39
Panama............................        14     0.89        7     0.46       11     0.73
Guatemala.........................        12     0.76        9     0.59       11     0.73
El Salvador.......................        12     0.76        5     0.33        3     0.20
Colombia..........................         3     0.19        1     0.07       12     0.79
Other (1).........................        55     3.49       30     1.98       67     4.43
--------------------------------------------------------------------------------------------
     Total........................    $  201    12.76%  $  115     7.59%  $  168    11.11%
--------------------------------------------------------------------------------------------

(1) "Other" consists of loans to borrowers in countries in which loans did not exceed the lesser of $11 million or one percent of total assets on the dates indicated.

As of December 31, 1998, there were no past due loans to foreign domiciled borrowers. Since December 31, 1998 uncertainty over the economic conditions and liquidity of the banking systems in Ecuador and Brazil have increased. Management has taken steps to reduce the exposure in these countries as outstanding loans mature.

NON-PERFORMING ASSETS

Non-performing assets at December 31, 1998 were $10.0 million compared to $8.7 million at December 31, 1997 and $5.3 million at December 31, 1996. This resulted in ratios of non-performing assets to total loans plus other real estate of 0.97%, 0.94% and 0.55% for 1998, 1997 and 1996, respectively. All non-performing assets were domestic.

The following table presents information regarding non-performing assets at the dates indicated:

                                                                               AS OF DECEMBER 31,
                                                     -----------------------------------------------------------------
                                                         1998           1997          1996         1995          1994
----------------------------------------------------------------------------------------------------------------------
                                                                           (DOLLARS IN THOUSANDS)
Non-accrual loans..................................  $    7,619      $  5,863     $    1,563     $ 4,066       $ 4,564
Restructured loans.................................          48           371            404         306           368
Accruing loans 90 days or more past due............       2,318           451            957         303           130
Other real estate..................................          34         2,047          2,411       3,247         3,041
----------------------------------------------------------------------------------------------------------------------
   Total non-performing assets.....................  $   10,019      $  8,732     $    5,335     $ 7,922       $ 8,103
======================================================================================================================
Non-performing assets to total loans
   and other real estate...........................        0.97%         0.94%          0.55%       0.96%         1.21%
----------------------------------------------------------------------------------------------------------------------

If Republic had recorded interest on non-accrual loans, interest income on loans would have increased by approximately $370,000, $273,000, $226,000, $350,000 and $700,000 in 1998, 1997, 1996, 1995 and 1994, respectively.

Effective January 1, 1995 Republic adopted SFAS No. 114, ACCOUNTING FOR CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by SFAS No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN--INCOME RECOGNITION AND DISCLOSURES. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events, if it is probable that Republic will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The implementation of SFAS No. 114 did not have a material adverse affect on Republic's financial statements.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following is a summary of impaired loans for the years ended December 31, 1998, 1997 and 1996:

                                              YEARS ENDED DECEMBER 31,
                                          -------------------------------
                                            1998        1997        1996
-------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
Investment in impaired loans...........   $ 5,813     $ 1,328     $   262
Valuation allowance....................        86         123           8
Average recorded investment in
   impaired loans......................     8,151       2,081       1,229
-------------------------------------------------------------------------

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is an allowance established through charges to earnings in the form of a provision for loan losses. Management has established an allowance which it believes is adequate for estimated probable losses in the loan portfolio. A review of loan quality is performed by Republic's loan review department on an ongoing basis. Management's assessment of the required allowance amount is based on this evaluation and other factors such as the diversification in the loan portfolio, the effect of economic conditions on real estate values and borrowers' ability to repay, the amount of charge-offs for the period and the amount of non-performing loans and related collateral security. Charge-offs occur when loans are deemed uncollectible.

For 1998, net loan charge-offs totaled $7.6 million or 0.79% of average loans outstanding, compared to $5.1 million or 0.53% in net loan charge-offs during 1997. During 1998, Republic recorded a provision for loan losses of $8.0 million compared with $5.6 million for 1997. At December 31, 1998, the allowance totaled $12.4 million, or 1.20% of total loans.

For the year ended 1997, net loan charge-offs totaled $5.1 million compared to $2.2 million or 0.25% in net loan charge-offs in 1996. Republic made a provision for loan losses of $5.6 million during 1997 as compared to a provision of $2.4 million for 1996. At December 31, 1997, the allowance aggregated $12.0 million or 1.29% of total loans compared to $11.6 million, or 1.19% of total loans at December 31, 1996.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                                                                  YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------------------------------------
                                                            1998            1997            1996           1995          1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   (DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------------------
Average loans outstanding.............................  $   959,454      $  973,136      $ 872,094     $  735,318     $ 635,555
===============================================================================================================================
Total loans outstanding at end of period..............  $ 1,030,767      $  929,410      $ 973,640     $  821,090     $ 667,091
===============================================================================================================================


Allowance for loan losses at beginning of period......  $    11,999      $   11,578      $  11,411     $   11,680     $  11,563
Provision for loan losses.............................        8,017           5,566          2,381            890         2,500
Allowance from acquired bank..........................          --              --             --             701           --
Charge-offs:
     Commercial and industrial........................       (8,341)         (3,898)        (1,182)          (690)       (1,487)
     Commercial real estate...........................          (91)           (275)            (1)          (131)         (864)
     Consumer.........................................         (960)         (2,342)        (2,058)        (1,241)         (732)
     Foreign..........................................          --              --             --            (521)         (210)
Recoveries:
     Commercial and industrial........................          961             646            400            261           320
     Commercial real estate...........................          226              21             17             21            82
     Consumer.........................................          552             703            610            441           298
     Foreign..........................................           39             --             --             --            210
-------------------------------------------------------------------------------------------------------------------------------
Net loan charge-offs..................................       (7,614)         (5,145)        (2,214)        (1,860)       (2,383)
-------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses at end of period............  $    12,402      $   11,999      $  11,578     $   11,411     $  11,680
===============================================================================================================================
Ratio of allowance to end of period loans.............         1.20%           1.29%          1.19%          1.39%         1.75%
Ratio of net loan recoveries (charge-offs) to
     average loans....................................         0.79            0.53           0.25           0.25          0.37
Ratio of allowance to end of period
     non-performing loans.............................       124.21          179.49         395.96         244.09        230.74
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                                          AS OF DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                        1998                 1997               1996               1995                 1994
                                   -----------------   -----------------   ----------------  ------------------   -----------------
                                              % OF                % OF               % OF                % OF                % OF
                                             GROSS                GROSS             GROSS               GROSS                GROSS
                                   AMOUNT    LOANS      AMOUNT    LOANS    AMOUNT   LOANS     AMOUNT    LOANS      AMOUNT    LOANS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
Balance of allowance for loan
   losses applicable to:
Domestic:
   Commercial....................   $ 6,735    22.12%  $  5,702    28.97%  $ 5,464    29.25% $  3,921     34.81%  $  3,693    30.26%
   Commercial real estate........     1,095    24.74        812    28.10       498    23.09     1,138     22.05        797    24.62
   Construction..................       325    13.67         63     5.20        58     3.96        61      4.12        115     2.53
   Residential first mortgages...       287    14.95        478    16.62       185    13.60       254     14.61        196    13.56
   Residential equity lines......        78     1.29        112     1.77        66     2.04        28      2.12         13     1.47
   Consumer......................       572     3.49      1,202     6.23     1,164     8.52       825     10.33        781    10.84
   Overdrafts....................       217     0.38        368     0.57       150     0.38        78      0.41         95     0.56
   Domestic Banks................       -        -          -       0.47       -       2.14       -         -          -       0.09
-----------------------------------------------------------------------------------------------------------------------------------
      Total domestic.............     9,309    80.64      8,737    87.93     7,585   82.98      6,305     88.45      5,690    83.93
-----------------------------------------------------------------------------------------------------------------------------------
Foreign:
   Banks.........................       912    11.17        392     6.52       943   14.03        597      8.09      1,321    11.90
   Government....................       239     2.92         11     0.11        20    0.31         52      0.73         79     1.04
   Other.........................       389     5.27        253     5.44        51    2.68        -        2.73        -       3.13
-----------------------------------------------------------------------------------------------------------------------------------
      Total foreign..............     1,540    19.36        656    12.07     1,014   17.02        649     11.55      1,400    16.07
-----------------------------------------------------------------------------------------------------------------------------------
Unallocated:.....................     1,553               2,606              2,979              4,457                4,590
                                    -------            --------            -------           --------             --------
      Total allowance for
         loan losses.............   $12,402   100.00%  $ 11,999   100.00%  $11,578  100.00%  $ 11,411    100.00%  $ 11,680   100.00%
------------------------------------------------------------------------------------------------------------------------------------

SECURITIES

Republic uses its securities portfolio first as a source of liquidity and second as a source of income. At December 31, 1998, debt securities totaled $387.9 million, an increase of $15.5 million from $372.4 million at December 31, 1997. The increase occurred primarily in United States agency and corporation securities. During 1997, securities increased $41.6 million from $330.8 million at December 31, 1996. The yield on the securities portfolio was 6.11%, 6.27% and 6.04% for 1998, 1997 and 1996, respectively. Portfolio volume fluctuations generally reflect the impact of loan demand and liquidity needs. Certain investment securities purchases in 1998 were funded with wholesale borrowings or public fund deposits in leverage transactions with income as a primary objective. Borrowings of $70 million and public fund deposits of approximately $48 million were obtained for that purpose during 1998.

Investments in debt securities are classified as held-to-maturity or as available for sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments and Debt and Equity Securities. Republic does not have a trading account.

The following table summarizes the amortized cost of investment securities held by Republic as of the dates shown:

                                                                      AS OF DECEMBER 31,
                                                                ------------------------------
                                                                  1998       1997       1996
----------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
United States Treasury securities...........................    $ 37,187   $167,800   $203,096
Securities of the United States agencies and corporations...     320,377    173,368     89,956
Securities issued by states and political subdivisions......      21,400     29,278     35,895
Other debt securities.......................................         700        700        600
FHLB stock..................................................       7,003        -          -
Federal Reserve Bank stock..................................       1,219      1,219      1,219
----------------------------------------------------------------------------------------------
   Total securities.........................................    $387,886   $372,365   $330,766
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following table summarizes the carrying value and classification of debt securities as of the dates shown:

                                                 AS OF DECEMBER 31,
                                         -----------------------------------
                                            1998         1997          1996
----------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
Available-for-sale....................   $ 167,267    $ 159,928     $168,894
Held-to-maturity......................     221,046      213,060      162,310
----------------------------------------------------------------------------
   Total securities..................... $ 388,313    $ 372,988     $331,204
----------------------------------------------------------------------------

The following table presents the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown:

                                         DECEMBER 31, 1998                          DECEMBER 31, 1997
                            ------------------------------------------   -----------------------------------------
                                          GROSS     GROSS    ESTIMATED               GROSS      GROSS    ESTIMATED
                             AMORTIZED UNREALIZED UNREALIZED   FAIR      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                COST      GAIN       LOSS      VALUE       COST       GAIN       LOSS      VALUE
-------------------------------------------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS)
United States
   Treasury
   securities.....          $  25,197    $ 335     $   -     $  25,532   $118,162     $ 535   $    -     $118,697
Securities of the
   United States
   agencies and
   corporations...            141,643      316      (224)      141,735     41,143       137     (49)       41,231
-------------------------------------------------------------------------------------------------------------------
      Total                 $ 166,840    $ 651     $(224)    $ 167,267   $159,305     $ 672   $ (49)     $159,928
-------------------------------------------------------------------------------------------------------------------

                                      DECEMBER 31, 1996
                           ------------------------------------------
                                        GROSS      GROSS    ESTIMATED
                           AMORTIZED  UNREALIZED UNREALIZED    FAIR
                              COST       GAIN       LOSS      VALUE
---------------------------------------------------------------------
                                     (DOLLARS IN THOUSANDS)
United States
   Treasury
   securities.....         $117,238     $ 169      $ (23)    $117,384
Securities of the
   United States
   agencies and
   corporations...           51,218       430       (138)      51,510
---------------------------------------------------------------------
      Total                $168,456     $ 599      $(161)    $168,894
---------------------------------------------------------------------


The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values as of the dates shown:

                                         DECEMBER 31, 1998                          DECEMBER 31, 1997
                              ----------------------------------------   ----------------------------------------
                                          GROSS     GROSS    ESTIMATED               GROSS      GROSS    ESTIMATED
                             AMORTIZED UNREALIZED UNREALIZED   FAIR      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                COST      GAIN       LOSS      VALUE       COST       GAIN       LOSS      VALUE
--------------------------------------------------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
United States
   Treasury
   securities..............   $ 11,990  $     130  $    -    $  12,120   $  49,638  $    347  $    -    $  49,985
Securities of the
   United States
   agencies and
   corporations............    178,734        990       (36)   179,688     132,225       273       (58)   132,440
Securities issued by
   states and political
   subdivisions............     21,400      1,125       -       22,525      29,278       933       -       30,211
Other debt
   securities..............        700        -         -          700         700       -         -          700
FHLB stock.................      7,003        -         -        7,003         -         -         -          -
Federal Reserve
   Bank stock..............      1,219        -         -        1,219       1,219       -         -        1,219
--------------------------------------------------------------------------------------------------------------------
Total......................   $221,046  $   2,245  $    (36) $ 223,255   $ 213,060  $  1,553  $    (58) $ 214,555
--------------------------------------------------------------------------------------------------------------------

                                        DECEMBER 31, 1996
                             --------------------------------------------
                                           GROSS      GROSS    ESTIMATED
                              AMORTIZED  UNREALIZED UNREALIZED    FAIR
                                 COST       GAIN       LOSS      VALUE
-------------------------------------------------------------------------
                                       (DOLLARS IN THOUSANDS)
United States
   Treasury
   securities..............  $   85,858  $    952  $    (13) $ 86,797
Securities of the
   United States
   agencies and
   corporations............      38,738        16      (196)   38,558
Securities issued by
   states and political
   subdivisions............      35,895       597        (4)   36,488
Other debt
   securities..............         600       -         -         600
FHLB stock.................        -          -         -         -
Federal Reserve
   Bank stock..............       1,219       -         -       1,219
-------------------------------------------------------------------------
Total......................  $  162,310  $  1,565  $   (213) $163,662
-------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following table summarizes the contractual maturity of investment securities at amortized cost (including federal funds sold and other temporary investments) and their weighted average yields. No tax equivalent adjustments were made.

                                                                       AS OF DECEMBER 31, 1998
                                     --------------------------------------------------------------------------------------
                                                        AFTER ONE YEAR   AFTER FIVE YEARS
                                                          BUT WITHIN        BUT WITHIN
                                      WITHIN ONE YEAR     FIVE YEARS        TEN YEARS     AFTER TEN YEARS
                                     --------------------------------------------------------------------
                                      AMOUNT   YIELD    AMOUNT   YIELD    AMOUNT  YIELD   AMOUNT   YIELD     TOTAL    YIELD
---------------------------------------------------------------------------------------------------------------------------
                                                                        (DOLLARS IN THOUSANDS)
United States Treasury securities..  $ 29,077   6.23%  $  8,110   6.40%  $    -     -  %  $   -      -  %  $  37,187   6.27%
Securities of other United States
   agencies and corporations.......     8,859   6.04    294,449   6.09     10,491  5.62     6,578   6.60     320,377   6.08
Securities issued by states and
   political subdivisions..........       355   4.33      1,180   4.82      9,867  5.24     9,998   5.41      21,400   5.28
Other debt securities..............       -      -          400   6.85        300  6.98       -      -           700   6.91
---------------------------------------------------------------------------------------------------------------------------
      Total debt securities........    38,291   6.17    304,139   6.09     20,658  5.46    16,576   5.88     379,664   6.06
---------------------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank Stock.......       -      -          -      -          -     -       7,003   7.50       7,003   7.50
Federal Reserve Bank Stock.........       -      -          -      -          -     -       1,219   6.00       1,219   6.00
Federal funds sold.................    23,705   4.71        -      -          -     -         -      -        23,705   4.71
Temporary investments..............       136   5.49        -      -          -     -         -      -           136   5.49
---------------------------------------------------------------------------------------------------------------------------
      Total........................  $ 62,132   5.61%  $304,139   6.09%  $ 20,658  5.46%  $24,798   5.89%  $ 411,727   6.01%
---------------------------------------------------------------------------------------------------------------------------

DERIVATIVES

At December 31, 1998, Republic did not have off-balance sheet derivative contracts outstanding. Republic does engage in a nominal amount of foreign exchange contracts primarily as an accommodation to commercial customer needs. The investment portfolio at December 31, 1997 included a $25 million par value United States government agency inverse floater which matured in February 1998. The investment portfolio and certain borrowings from the Federal Home Loan Bank contain callable options.

 DEPOSITS

Customer deposits are the primary funding sources of Republic. The company relies primarily on competitive pricing and customer service to attract and retain deposits. There are no brokered deposits.

Average total deposits during 1998 decreased to $1,292.7 million from $1,321.2 million in 1997, a decrease of $28.5 million or 2.16%. The decrease was centered in rate sensitive customer time deposits which decreased an average of $62 million after strong growth in 1997. The decline in customer time deposits was partly offset by public fund time deposits which increased an average of $38 million and were used to fund investment transactions.

Average total deposits in 1997 increased $99.8 million or 8.17% from $1,221.4 million in 1996. The increase resulted primarily from growth in average interest bearing time deposits which grew by 18.1% in 1997.

Republic's ratios of average non-interest bearing demand deposits to average total deposits for the years ended December 31, 1998, 1997 and 1996 were 20.12%, 20.23%, and 21.65%, respectively.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The daily average balances and weighted average interest rates paid on deposits for each of the years ended December 31, 1998, 1997 and 1996 are presented below:

                                     ---------------------------------------------------------------------------------------------
                                                   1998                            1997                             1996
                                     -----------------------------   -----------------------------    ----------------------------
                                                     %                               %                               %
                                       AMOUNT     OF TOTAL   RATE      AMOUNT    OF TOTAL    RATE       AMOUNT    OF TOTAL   RATE
----------------------------------------------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
Interest bearing demand
   deposits.......................   $    57,981      4.49%   1.36%  $   63,156       4.78%   1.52%   $   66,229      5.42%   1.67%
Savings...........................       128,393      9.93    2.84      132,595      10.04    2.94       135,568     11.09    2.97
Money market......................       127,258      9.84    3.45      115,394       8.73    2.71       126,150     10.33    2.74
State, county and municipal
   certificates of deposit........        69,185      5.35    5.62       30,999       2.35    5.53        18,907      1.55    5.36
Time deposits less than
   $100,000.......................       414,430     32.06    5.42      432,401      32.73    5.39       351,090     28.75    5.22
Time deposits $100,000
   and over.......................       226,102     17.49    5.41      238,526      18.05    5.42       217,622     17.82    5.26
International banking
   facility time deposits.........         9,295      0.72    5.01       40,859       3.09    5.24        41,420      3.39    5.12
----------------------------------------------------------------------------------------------------------------------------------
   Total interest bearing
      deposits....................     1,032,644     79.88    4.63    1,053,930      79.77    4.56       956,986     78.35    4.31
Non-interest bearing
   deposits.......................       260,076     20.12     -        267,258      20.23     -         264,364     21.65     -
----------------------------------------------------------------------------------------------------------------------------------
   Total deposits.................   $ 1,292,720    100.00%   3.70%  $1,321,188     100.00%   3.64  % $1,221,350    100.00%   3.38%
----------------------------------------------------------------------------------------------------------------------------------

The following table sets forth the amount of Republic's time deposits that are $100,000 or greater by time remaining until maturity (includes international banking facility deposits and state, county and municipal certificates of deposit that are $100,000 or greater):

                                                          DECEMBER 31, 1998
-----------------------------------------------------------------------------
                                                       (DOLLARS IN THOUSANDS)
3 months or less......................................  $      78,815
Between 3 months and 6 months.........................         36,397
Between 6 months and 1 year...........................        122,926
Over 1 year...........................................         66,438
-----------------------------------------------------------------------------
   Total..............................................  $     304,576
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

As part of its funding process, Republic obtains deposits from customers domiciled in other countries, primarily in Latin America. The following table sets forth the amounts of deposits by country from customers domiciled outside of the United States as of the dates indicated, as well as the composition of such deposits by deposit type.

                                                                       AS OF DECEMBER 31,
                                                                    -----------------------
                                                                     1998     1997     1996
-------------------------------------------------------------------------------------------
                                                                      (DOLLARS IN MILLIONS)
Country:
Venezuela........................................................   $  94    $  91    $  73
Ecuador..........................................................      39       39      119
Spain............................................................      17       17       10
Costa Rica.......................................................      16       16       18
Dominican Republic...............................................      15       16       10
British West Indies..............................................      15        4       10
Mexico...........................................................      14       15       15
Brazil...........................................................      13       13       11
Colombia.........................................................      13       11       10
Guatemala........................................................      12       13       11
Argentina........................................................      11       11        9
Panama...........................................................      11       10        8
Honduras.........................................................      11        9        8
Other............................................................      47       51       43
-------------------------------------------------------------------------------------------
   Total foreign deposits........................................   $ 328    $ 316    $ 355
===========================================================================================
Composition by deposit type:
Certificates of deposit and other time deposits..................   $ 178    $ 176    $ 176
Other............................................................     150      140      179
-------------------------------------------------------------------------------------------
   Total foreign deposits........................................   $ 328    $ 316    $ 355
-------------------------------------------------------------------------------------------

MARKET RISK, INTEREST RATE SENSITIVITY AND LIQUIDITY

Net interest income, Republic's primary source of revenue, is affected by changes in interest rates as well as the mix of interest earning assets and interest bearing liabilities comprising the balance sheet. Interest rate risk and balance sheet mix is managed within policy guidelines. The Asset/Liability Management Committee reviews Republic's interest rate risk and balance sheet position on a regular basis.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and re-pricing relationships between interest earning assets and interest bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of interest-earning assets maturing or re-pricing within a given period exceeds the amount of its interest-bearing liabilities maturing or re-pricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or re-pricing within a given period exceeds the amount of its interest-earning assets maturing or re-pricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect adversely net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.

Republic uses GAP analysis as an analytical tool but recognizes that shortcomings are inherent in GAP analysis because certain assets and liabilities may not move proportionately as interest rates change. Consequently in addition to GAP analysis, Republic uses a simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet.

The use of modeling techniques also has limitations and may not fully reflect market risk exposures. Republic's time deposit funding sources have contractual penalties for early withdrawal, nonetheless, changes in interest rates and other individual depositor considerations may affect the actual timing of fund withdrawal and the model cash flow assumptions. Similarly, term loans are subject to refinancing in a declining rate environment, in many instances with a small cost to the borrowers, that could also affect cash flow assumptions. The majority of Republic's debt investment securities are callable at the option of the issuer prior to final maturity. The effect of this call feature on future cash flows will vary depending on the coupon of the underlying security, current market interest rates, and expected direction of interest rate movement. Certain borrowings have similar call features that could affect the expected maturity of the borrowing and the impact on future cash flows in the model.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The effect of a 200 basis point rise in the sensitivity analysis model may have a different effect on net interest income than the effect of a 200 basis point decrease, depending on the expected maturity of the callable instruments, the prepayment speed on long term loans and unscheduled withdrawal of deposits.

Management utilizes a valuation of the investment portfolio by a third party in assessing the impact of a 200 basis point change on the expected maturity of the callable securities and its corresponding effect on cash flows and net interest income. Time deposits and other core deposit sources on which rates are set by management such as savings deposits will not necessarily re-price in a parallel fashion to money market interest rates. Taking this into consideration, management has established interest rate floors for certain categories of core deposits, such as savings and interest bearing checking accounts in its rate sensitivity simulation. Republic's modeling approach also takes into consideration an assumed prepayment speed for term residential mortgage loans. The prepayment speed is defined based on prevailing market conditions at the time of each quarterly assessment. Assumptions are also made as to the expected effect of callable features on borrowings.

Based on the December 31, 1998 simulation analysis, Republic estimates that a 200 basis point rise or decline in interest rates over the next twelve month period would have an impact of less than 2% on its net interest income for the same period.

For the table below, savings deposits are reflected as re-priceable in the 0-30 days window. Republic believes that these deposits on which rates are set by management will re-price more slowly than the GAP analysis indicates. Callable investment securities and borrowings are categorized as subject to re-pricing based on the call date of the instruments, which was the most likely scenario as of December 31, 1998. A rapid rise in interest rates could yield a different re-pricing result than that reflected in the table.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

The following table sets forth an interest rate sensitivity analysis. The table presents projected cash flows and related weighted average rates by expected repayment dates at December 31, 1998:

                                                                   VOLUMES SUBJECT TO REPRICING WITHIN
                                      -------------------------------------------------------------------------------------------
                                                                                                 OVER                  ESTIMATED
                                         1 YEAR     1-2 YEARS  2-3 YEARS  3-4 YEARS  4-5 YEARS  5 YEARS      TOTAL     FAIR VALUE
---------------------------------------------------------------------------------------------------------------------------------
                                                                        (DOLLARS IN THOUSANDS)
Interest earning assets:
 Federal funds sold and other
      temporary investments...........$   37,324     $   -     $    -      $   -      $   -    $    -     $   37,324   $  37,324
     Average interest yield...........      6.27%        -          -          -          -         -           6.27%
 Taxable securities...................   259,152      91,467      5,200        100        -       10,989     366,908     367,997
      Average interest yield..........      6.17%       5.88%      6.09%      6.75%       -         6.99%       6.12%
 Tax-exempt securities................     1,070       1,119      2,181      2,452      4,316     10,262      21,400      22,525
      Average interest yield..........      4.98%       4.99%      5.31%      5.32%      5.31%      5.31%       5.28%
 Total loans..........................   637,259      41,615     64,575     78,022     50,175    159,121   1,030,767   1,037,109
      Average interest yield..........      8.40%       8.95%      8.72%      8.81%      8.47%      7.95%       8.41%
---------------------------------------------------------------------------------------------------------------------------------
 Total interest earning assets........   934,805     134,201     71,956     80,574     54,491    180,372   1,456,399   1,464,955
---------------------------------------------------------------------------------------------------------------------------------
Interest bearing liabilities:
 Demand, money market and
      savings deposits................   315,496         -          -          -          -          -       315,496     315,496
      Average interest rate...........      2.54%        -          -          -          -          -          2.54%
 Certificates of deposit and other
      time deposits...................   630,932      76,150        479        496      1,555          9     709,621     711,898
      Average interest rate...........      5.09%       5.38%      5.45%      6.18%      5.71%      5.27%       5.12%
---------------------------------------------------------------------------------------------------------------------------------
 Total interest bearing deposits......   946,428      76,150        479        496      1,555          9   1,025,117   1,027,394
---------------------------------------------------------------------------------------------------------------------------------
 Securities sold under
      repurchase agreements...........    55,099         -          -          -          -          -        55,099      55,119
      Average interest rate...........      4.48%        -          -          -          -          -          4.48%
 FHLB borrowings......................    50,000         -          -          -          -          -        50,000      50,003
    Average interest rate.............      4.32%        -          -          -          -          -          4.32%
 Other borrowings.....................     3,200         -          -          -          -          -         3,200       3,200
      Average interest rate...........      4.32%        -          -          -          -          -          4.32%
---------------------------------------------------------------------------------------------------------------------------------
 Total interest bearing liabilities... 1,054,727      76,150        479        496      1,555          9   1,133,416   1,135,716
---------------------------------------------------------------------------------------------------------------------------------
Period GAP............................  (119,922)     58,051     71,477     80,078     52,936    180,363     322,983
Cumulative GAP........................  (119,922)    (61,871)     9,606     89,684    142,620    322,983
Period GAP to total assets............     (7.61)%      3.68 %     4.54%      5.08%      3.36%     11.45%
Cumulative GAP to total assets........     (7.61)%     (3.93)%     0.61%      5.69%      9.05%     20.50%
Cumulative interest earning assets
     to cumulative interest bearing
     liabilities......................     88.63%      94.53 %   100.85%    107.92%    112.58%    128.50%

Liquidity for a bank represents the ability to meet loan commitments, deposit withdrawals and other operating needs. Liquidity needs can be met by converting liquid assets to cash or by attracting new deposits or other sources of funding. Factors affecting a bank's ability to meet its liquidity needs include its asset and liability needs, capital resources, credit standing and general economic conditions. Republic meets its liquidity needs through its asset and liability management process. Temporary investments and debt securities are primary sources of liquidity along with deposit generating programs. Additional sources of liquidity are provided by loan repayments and other borrowing sources.

CAPITAL RESOURCES

Capital management consists of providing equity to support both current and future operations. Republic is subject to capital adequacy requirements imposed by the Federal Reserve Board and its subsidiary bank is subject to capital adequacy requirements imposed by the Office of the Comptroller of the Currency. Both regulatory bodies have adopted risk based capital requirements that define capital and establish minimum capital requirements in relation to asset risk and off-balance sheet risk classifications. Assets and off-balance sheet items are assigned to broad risk categories each with appropriate relative weights. Capital is categorized into two tiers by the regulatory agencies, with limits set for each tier. Based on its present capital structure, Republic's Tier 1 capital consists of the sum of its tangible equity capital and the similar interest of minority shareholders in its subsidiary bank, subject to certain adjustments. Its Tier 2 capital consists of a limited portion of its allowance for loan losses. An additional leverage requirement has been imposed which is based on the ratio of Tier 1 capital to adjusted quarterly average assets. Standards and actual capital ratios at December 31, 1998 are reflected in the table that follows.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

Stockholders' equity increased to $171.0 million at December 31, 1998 from $146.1 million at December 31, 1997, an increase of $24.9 million or 17.04%. This reflects net income of $15.8 million less dividends paid of $6.1 million, the issuance of shares in the public offering and in exchange for subsidiary bank shares during 1998, as well as the results of the share repurchase program

During 1997, stockholders' equity increased by $21.4 million or 17.16%, from $124.7 million at December 31, 1996. This reflects net income of $18.3 million and dividends paid of $9.8 million as well as the issuance of shares of common stock issued in exchange for subsidiary bank shares in 1997.

The following table provides a comparison of Republic's and its subsidiary bank's leverage and risk-weighted capital ratios as of December 31, 1998 to the minimum and well-capitalized regulatory standards:

                                                     MINIMUM        WELL-           ACTUAL RATIO
                                                     REQUIRED     CAPITALIZED  AT DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------
Republic:
  Leverage ratio................................       3.0%(1)        5.0%             10.3%
  Tier 1 risk-based capital ratio...............       4.0            6.0              16.6
  Risk-based capital ratio......................       8.0           10.0              17.9
The Bank:
  Leverage ratio................................       3.0%(2)        5.0%              9.2%
  Tier 1 risk-based capital ratio...............       4.0            6.0              14.8
  Risk-based capital ratio......................       8.0           10.0              16.0
----------------------------------------------------------------------------------------------------

(1) The FRB may require Republic to maintain a leverage ratio of up to 200 basis points above the required minimum.
(2) The OCC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.


FOURTH QUARTER ANALYSIS

Net income for the fourth quarter of 1998 was $4.4 million or $0.21 per average basic and diluted share, compared to $4.2 million or $0.22 per average basic and diluted share in the fourth quarter of 1997.

Fourth quarter 1998 results represent a return on average assets of 1.13% compared to 1.11% for the same period of 1997. Return on average shareholders' equity was 10.36% and 11.96% for the fourth quarter of 1998 and 1997, respectively.

Net income for the fourth quarter increased by 4.3% from the fourth quarter of 1997 and average loan volume increased by 8.4%. Net interest margin decreased from 4.58% for the last quarter of 1997 to 4.50% in the last quarter of 1998. Net interest income increased by $363,000, primarily as a result of growth in loans.

Provision for loan losses decreased by $262,000 from the same period in 1997. The provision for loan losses to average loans decreased 17 basis point from 0.83% in the last quarter of 1997 to 0.66% for the same period in 1998. Net loan charge-offs to average loans decreased as well from 0.23% to 0.15% for the same period. Nonperforming assets increased from $8.7 million to $10.0 million for the last quarter of 1997 and 1998, respectively.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

SELECTED QUARTERLY DATA

                                                                AS OF AND FOR THE THREE MONTHS ENDED,
                                                      ---------------------------------------------------------
                                                      DECEMBER 31,    SEPTEMBER 30,     JUNE 30,      MARCH 31,
                                                          1998            1998            1998          1998
---------------------------------------------------------------------------------------------------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income......................................  $    28,967    $    28,471    $   28,004    $   27,734
Interest expense.....................................       12,665         13,024        12,595        12,581
---------------------------------------------------------------------------------------------------------------
Net interest income..................................       16,302         15,447        15,409        15,153
Provision for loan losses............................        1,700            822         3,995         1,500
---------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses .       14,602         14,625        11,414        13,653
Non-interest income..................................        5,905          5,913         5,947         5,704
Non-interest expenses................................       13,620         13,469        13,381        13,115
---------------------------------------------------------------------------------------------------------------
Net income before taxes..............................        6,887          7,069         3,980         6,242
Provision for income tax expense.....................        2,430          2,604         1,267         1,932
Minority interest....................................           41             42            26            41
---------------------------------------------------------------------------------------------------------------
Net income...........................................       $4,416    $     4,423    $    2,687    $    4,269
===============================================================================================================

PER SHARE DATA:

Basic and diluted earnings (quarter) ................  $      0.21    $      0.21    $     0.13    $     0.21
Book value...........................................         8.05           7.96          7.80          7.74
Tangible book value .................................         7.50           7.40          7.23          7.16
Cash dividends ......................................         0.08           0.07          0.07          0.07
Dividends payout ratio...............................        40.00%         33.33%        53.85%        33.33%
Weighted average common and common equivalent
     shares outstanding (in thousands)...............       21,188         21,311        21,326        20,682

BALANCE SHEET DATA:
Total assets.........................................  $ 1,575,412    $ 1,542,658    $1,524,295    $1,543,577
Securities...........................................      388,313        375,426       399,889       386,471
Total loans..........................................    1,030,767      1,002,528       923,650       938,657
Allowance for loan losses............................       12,402         12,271        11,362        13,166
Total deposits.......................................    1,285,370      1,296,815     1,282,252     1,303,190
Total shareholders' equity...........................      171,003        169,304       166,344       165,145
AVERAGE BALANCE SHEET DATA:
Total assets.........................................  $ 1,555,537    $ 1,530,588    $1,516,761    $1,516,697
Securities...........................................      389,531        386,462       387,286       379,668
Total loans..........................................    1,015,196        967,588       935,655       930,644
Allowance for loan losses............................       12,844         12,005        13,355        12,348
Total deposits.......................................    1,299,720      1,293,273     1,278,899     1,298,918
Total shareholders' equity...........................      169,186        166,832       165,148       154,699
PERFORMANCE RATIOS:
Return on average assets.............................         1.13%          1.15%         0.71%         1.14%
Return on average equity.............................        10.36          10.52          6.53         11.19
Net interest margin..................................         4.50           4.39          4.48          4.47
Efficiency ratio.....................................        66.75          63.06         62.66         62.88
ASSET QUALITY RATIOS:
Non-performing assets to total loans
     and other real estate...........................         0.97%          1.06%         1.01%         1.43%
Net loan charge-offs to average loans................         0.15          (0.01)         2.49          0.15
Allowance for loan losses to total loans.............         1.20           1.22          1.23          1.40
Allowance for loan losses to non-performing loans....       124.21         143.04        156.93        115.17
CAPITAL RATIOS:
Leverage ratio (Tier 1 capital-to-total assets)......        10.34%         10.35%        10.25%        10.23%
Average shareholders' equity to average total assets.        10.88          10.90         10.89         10.20
Tier 1 risk-based capital ratio......................        16.61          16.92         17.01         16.93
Total risk-based capital ratio.......................        17.86          18.17         18.25         18.18


--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS-(CONTINUED)

SELECTED QUARTERLY DATA

                                                                       AS OF AND FOR THE THREE MONTHS ENDED,
                                                           -----------------------------------------------------------
                                                          DECEMBER 31,   SEPTEMBER 30,     JUNE 30,         MARCH 31,
                                                             1997           1997            1997              1997
----------------------------------------------------------------------------------------------------------------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income........................................   $    28,901    $     29,001    $     28,748    $      28,138
Interest expense.......................................        12,935          12,939          12,728           12,372
----------------------------------------------------------------------------------------------------------------------
Net interest income....................................        15,966          16,062          16,020           15,766
Provision for loan losses..............................         1,962           1,473           1,231              900
----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses ...        14,004          14,589          14,789           14,866
Non-interest income....................................         5,523           5,828           6,054            6,081
Non-interest expenses..................................        12,790          13,542          13,588           12,669
----------------------------------------------------------------------------------------------------------------------
Net income before taxes................................         6,737           6,875           7,255            8,278
Provision for income tax expense.......................         2,372           2,082           2,254            2,909
Minority interest......................................           132             334             347              375
----------------------------------------------------------------------------------------------------------------------
Net income.............................................   $     4,233    $      4,459    $      4,654    $       4,994
======================================================================================================================

PER SHARE DATA:
Basic and diluted earnings (quarter) ..................   $      0.22    $       0.24    $       0.25    $        0.26
Book value.............................................          7.27            6.84            6.60             6.32
Tangible book value ...................................          6.64            6.39            6.13             5.85
Cash dividends ........................................          N/A             N/A             N/A              0.52
Dividends payout ratio.................................          N/A             N/A             N/A             48.60%
Weighted average common and common equivalent
     shares outstanding (in thousands).................        19,686          18,873          18,873           18,873

BALANCE SHEET DATA:
Total assets...........................................   $ 1,515,006    $  1,517,529    $  1,554,063    $   1,535,935
Securities.............................................       372,988         384,988         351,414          302,095
Total loans............................................       929,410         953,052         968,040          996,477
Allowance for loan losses..............................        11,999          12,209          12,884           12,105
Total deposits.........................................     1,302,217       1,298,535       1,344,868        1,332,532
Total shareholders' equity.............................       146,131         129,150         124,469          119,345
AVERAGE BALANCE SHEET DATA:
Total assets...........................................   $ 1,513,111    $  1,533,800    $  1,535,251    $   1,531,868
Securities.............................................       384,107         373,355         307,637          308,578
Total loans............................................       936,564         965,827       1,003,422          980,181
Allowance for loan losses..............................        12,497          12,514          12,557           11,737
Total deposits.........................................     1,305,144       1,323,246       1,328,275        1,328,359
Total shareholders' equity.............................       140,448         126,421         121,830          119,574
PERFORMANCE RATIOS:
Return on average assets...............................          1.11%           1.15%           1.22%            1.32%
Return on average equity...............................         11.96           13.99           15.32            16.94
Net interest margin....................................          4.58            4.57            4.58             4.56
Efficiency ratio.......................................         65.50           61.86           61.56            57.99
ASSET QUALITY RATIOS:
Non-performing assets to total loans
     and other real estate.............................          0.94%           1.82%           0.94%            1.57%
Net loan charge-offs to average loans..................          0.23            0.22            0.18             0.16
Allowance for loan losses to total loans...............          1.29            1.28            1.33             1.21
Allowance for loan losses to non-performing loans......        179.49           79.70          192.73            89.74
Capital Ratios:
Leverage ratio (Tier 1 capital-to-total assets)........          8.96%           8.52%           7.53%            7.85%
Average shareholders' equity to average total assets...          9.28            8.24            7.94             7.81
Tier 1 risk-based capital ratio........................         15.01           14.14           12.80            13.41
Total risk-based capital ratio.........................         16.26           15.39           14.05            14.66

REPUBLIC BANKING CORPORATION OF FLORIDA
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------

                                                                           1998            1997
                                                                        ----------      ----------
                                      ASSETS

Cash and cash equivalents:
    Non-interest earning                                                $   48,296      $   49,362
    Federal funds sold                                                      23,705          76,038
                                                                        ----------      ----------
                                                                            72,001         125,400

Interest earning deposits in other banks                                       136             873
Held-to-maturity securities (market value of $223,255 and $214,555
 in 1998 and 1997, respectively)                                           221,046         213,060
Available-for-sale securities                                              167,267         159,928
Loans receivable, net                                                    1,018,365         917,411
Premises and equipment, net                                                 55,657          58,737
Bank premises held for sale                                                  2,100              --
Customers' acceptance liability                                              4,469           3,313
Accrued interest receivable                                                 13,833          12,941
Other real estate owned                                                         34           2,047
Deferred taxes                                                               4,753           3,852
Goodwill and other intangibles                                              11,751          12,615
Other assets                                                                 4,000           4,829
                                                                        ----------      ----------
        Total assets                                                    $1,575,412      $1,515,006
                                                                        ==========      ==========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Non-interest bearing                                                $  260,253      $  261,675
    Interest bearing:
      NOW and money market                                                 186,066         177,539
      Savings                                                              129,430         127,597
      Time                                                                 709,621         735,406
                                                                        ----------      ----------
                                                                         1,285,370       1,302,217

Securities sold under repurchase agreements                                 55,099          45,594
Other short-term borrowings                                                  3,200          10,573
FHLB borrowings                                                             50,000              --
Acceptances outstanding                                                      4,469           3,313
Accrued interest payable                                                     2,944           2,763
Income taxes payable                                                           618             383
Other liabilities                                                            2,058           2,684
                                                                        ----------      ----------
        Total liabilities                                                1,403,758       1,367,527
                                                                        ----------      ----------

Commitments and contingencies (Notes 4, 14 and 15)                             --              --
                                                                        ----------      ----------

Minority interest in consolidated subsidiary                                   651           1,348
                                                                        ----------      ----------

Stockholders' equity:
    Common stock - authorized 50,000,000 shares of $0.01 par
     value; 21,230,892 shares issued and outstanding in 1998,
     20,093,129 shares issued and outstanding in 1997                          212             201
    Capital surplus                                                        114,519          99,240
    Retained earnings                                                       56,011          46,311
    Accumulated other comprehensive income                                     261             379
                                                                        ----------      ----------
        Total stockholders' equity                                         171,003         146,131
                                                                        ----------      ----------
        Total liabilities and stockholders' equity                      $1,575,412      $1,515,006
                                                                        ==========      ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

REPUBLIC BANKING CORPORATION OF FLORIDA
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

------------------------------------------------------------------------------------------------------------

                                                                     1998             1997            1996
                                                                   ---------       ---------       ---------
Interest income:
    Interest and fees on loans                                     $  86,703       $  89,110       $  80,193
    Investment securities:
      Taxable interest                                                22,433          19,536          17,893
      Tax exempt interest                                              1,340           1,903           1,874
    Interest on federal funds sold                                     2,291           4,057           3,645
    Interest on deposits in other banks                                  408             182             825
                                                                   ---------       ---------       ---------
        Total interest income                                        113,175         114,788         104,430
                                                                   ---------       ---------       ---------

Interest expense:
    Deposits                                                          47,851          48,088          41,282
    Securities sold under repurchase agreements                        2,413           2,383           1,512
    Other borrowings                                                     601             503             455
                                                                   ---------       ---------       ---------
        Total interest expense                                        50,865          50,974          43,249
                                                                   ---------       ---------       ---------

Net interest income                                                   62,310          63,814          61,181

Provision for loan losses                                              8,017           5,566           2,381
                                                                   ---------       ---------       ---------
    Net interest income after provision for loan losses               54,293          58,248          58,800
                                                                   ---------       ---------       ---------

Non-interest income:
    Service charges on deposit accounts                               11,824          12,070          12,960
    Other charges, commissions and fees                               11,491          11,416          10,974
    Gain on sale of securities                                           154              --               1
                                                                   ---------       ---------       ---------
                                                                      23,469          23,486          23,935
                                                                   ---------       ---------       ---------

Non-interest expenses:
    Salaries and wages                                                21,425          21,217          21,664
    Employee benefits                                                  5,535           5,489           5,111
    Occupancy expense                                                  5,806           5,557           4,770
    Furniture and equipment expense                                    3,235           2,921           2,985
    Other real estate owned expense                                     (206)            223             111
    Other                                                             17,790          17,182          18,376
                                                                   ---------       ---------       ---------
                                                                      53,585          52,589          53,017
                                                                   ---------       ---------       ---------

Income before provision for income taxes                              24,177          29,145          29,718
Provision for income taxes                                             8,233           9,617          10,324
                                                                   ---------       ---------       ---------
    Income before minority interest                                   15,944          19,528          19,394
Minority interest                                                       (150)         (1,188)         (1,350)
                                                                   ---------       ---------       ---------
    Net income                                                        15,794          18,340          18,044
                                                                   ---------       ---------       ---------
Other comprehensive (loss) income, net of tax:
    Net unrealized (losses) gains on securities available for
     sale arising during the year                                        (32)            100             (52)
    Reclassification adjustment for net gains
     included in net income                                              (86)             --              --
                                                                   ---------       ---------       ---------
    Other comprehensive (loss) income                                   (118)            100             (52)
                                                                   ---------       ---------       ---------
Comprehensive income                                               $  15,676       $  18,440       $  17,992
                                                                   =========       =========       =========

Basic and diluted earnings per share                               $    0.75       $    0.96       $    0.96
                                                                   =========       =========       =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

REPUBLIC BANKING CORPORATION OF FLORIDA
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS)

------------------------------------------------------------------------------------------------------------------------------------

                                               COMMON STOCK
                                       --------------------------
                                                                                                      ACCUMULATED
                                          SHARES                                                          OTHER            TOTAL
                                        ISSUED AND         PAR           CAPITAL        RETAINED      COMPREHENSIVE    STOCKHOLDERS'
                                       OUTSTANDING        VALUE          SURPLUS        EARNINGS         INCOME           EQUITY
                                       -----------      ---------       ---------      ----------     -------------    -------------
Balance at December 31, 1995               15,728       $   7,864       $  59,444       $  48,530       $     302       $ 116,140

Stock dividend                              3,145           1,573          17,777         (19,350)             --              --
Cash dividend                                  --              --              --          (9,439)             --          (9,439)
Net income                                     --              --              --          18,044              --          18,044
Other comprehensive loss                       --              --              --              --             (52)            (52)
                                        ---------       ---------       ---------       ---------       ---------       ---------

Balance at December 31, 1996               18,873           9,437          77,221          37,785             250         124,693

Cash dividend                                  --              --              --          (9,814)             --          (9,814)
Net income                                     --              --              --          18,340              --          18,340
Shares issued to acquire shares of
 minority interest in subsidiary            1,220             610          12,173              --              29          12,812
Change in par value                            --          (9,846)          9,846              --              --              --
Other comprehensive income                     --              --              --              --             100             100
                                        ---------       ---------       ---------       ---------       ---------       ---------

Balance at December 31, 1997               20,093             201          99,240          46,311             379         146,131

Cash dividend                                  --              --              --          (6,094)             --          (6,094)
Issuance of common stock                    1,233              12          16,292              --              --          16,304
Repurchase of common stock                   (193)             (2)         (1,989)             --              --          (1,991)
Shares issued to acquire shares of
 minority interest in subsidiary               98               1             976              --              --             977
Net income                                     --              --              --          15,794              --          15,794
Other comprehensive loss                       --              --              --              --            (118)           (118)
                                        ---------       ---------       ---------       ---------       ---------       ---------

Balance at December 31, 1998               21,231       $     212       $ 114,519       $  56,011       $     261       $ 171,003
                                        =========       =========       =========       =========       =========       =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

REPUBLIC BANKING CORPORATION OF FLORIDA
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS)

-------------------------------------------------------------------------------------------------------

                                                                 1998            1997            1996
                                                              ---------       ---------       ---------
Cash flows from operating activities:
    Net income                                                $  15,794       $  18,340       $  18,044
                                                              ---------       ---------       ---------

Adjustments to reconcile net income to net cash
 provided by operating activities:
    Minority interest in consolidated subsidiary                    150           1,188           1,350
    Depreciation and amortization                                 3,209           2,714           1,859
    Net investment amortization (accretion)                         103            (797)           (167)
    Amortization of goodwill and other intangibles                1,135             982             845
    Provision for loan losses                                     8,017           5,566           2,381
    Deferred tax (benefit) provision                               (826)           (105)            342
    Gain on sale of securities                                     (154)             --              (1)
    Other                                                           (14)            144           1,193
    Changes in assets and liabilities:
      (Decrease) increase in unearned income                       (182)         (1,689)            495
      (Increase) decrease in accrued interest receivable           (892)           (782)            180
      Decrease (increase) in other assets                           829          (1,788)           (923)
      Increase (decrease) in accrued interest payable               181             336             (32)
      Increase (decrease) in income taxes payable                   235          (1,363)           (642)
      (Decrease) increase in other liabilities                     (626)         (1,119)            729
                                                              ---------       ---------       ---------

        Total adjustments                                        11,165           3,287           7,609
                                                              ---------       ---------       ---------

        Net cash provided by operating activities                26,959          21,627          25,653
                                                              ---------       ---------       ---------

Cash flows from investing activities:
    Net decrease in interest earning deposits
     in other banks                                                 737           5,007          20,366
    Proceeds from redemptions of held-to-maturity
     securities                                                 140,977          62,195          56,955
    Purchases of held-to-maturity securities                   (148,811)       (112,452)        (59,159)
    Proceeds from sales or redemptions of available-
     for-sale securities                                        132,767          51,042          67,000
    Purchases of available-for-sale securities                 (140,404)        (41,587)        (75,842)
    Net loan (originations) payments                           (108,789)         40,719        (155,689)
    Investment in premises and equipment                         (2,450)        (12,719)        (16,475)
    Proceeds from sale of other real estate owned
     and other                                                    2,186             275           1,388
                                                              ---------       ---------       ---------

        Net cash used in investing activities                  (123,787)         (7,520)       (161,456)
                                                              ---------       ---------       ---------

(continued)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

REPUBLIC BANKING CORPORATION OF FLORIDA
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------------

                                                                                    1998            1997           1996
                                                                                 ---------       ---------       ---------
Cash flows from financing activities:
    Net increase (decrease) in demand deposits, NOW,
     money market and savings accounts                                               8,938         (15,153)         (2,183)
    Net (decrease) increase in time deposits                                       (25,785)         (2,756)        165,985
    Net increase in securities sold under repurchase
     agreements                                                                      9,505          16,676           4,916
    Net increase (decrease) in other borrowings                                     42,627          (6,106)         11,996
    Net proceeds from issuance of common stock
     through initial public offering                                                16,304              --              --
    Repurchase of common stock                                                      (1,991)             --              --
    Dividend paid by subsidiary to minority interest                                   (75)           (734)           (706)
    Cash dividends paid                                                             (6,094)         (9,814)         (9,439)
                                                                                 ---------       ---------       ---------

        Net cash provided by (used in) financing activities                         43,429         (17,887)        170,569
                                                                                 ---------       ---------       ---------

Net (decrease) increase in cash and cash equivalents                               (53,399)         (3,780)         34,766
Cash and cash equivalents, beginning of the year                                   125,400         129,180          94,414
                                                                                 ---------       ---------       ---------

Cash and cash equivalents, end of the year                                       $  72,001       $ 125,400       $ 129,180
                                                                                 =========       =========       =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

    Cash paid during the year for:

      Interest                                                                   $  50,684       $  50,638       $  41,250
                                                                                 =========       =========       =========

      Income taxes                                                               $   8,663       $  10,799       $  10,080
                                                                                 =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    Transfers from loans to other real estate owned                              $      --       $      55       $     430
                                                                                 =========       =========       =========

    Transfer of operating property to bank premises
     held for sale                                                               $   2,313       $      --       $      --
                                                                                 =========       =========       =========

    Issuance of stock to acquire shares of minority interest in subsidiary:
      Minority interest acquired                                                 $     766       $   8,391       $      --
      Goodwill                                                                         211           4,421              --
                                                                                 =========       =========       =========

                                                                                 $     977       $  12,812       $      --
                                                                                 =========       =========       =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Republic Banking Corporation of Florida ("Republic") include the accounts of Republic and its 99.6% owned subsidiary, Republic National Bank of Miami (the "Bank"). The Bank is a commercial bank with branches located in Miami - Dade and Broward Counties, Florida. The accounting and reporting policies of Republic conform to practices within the banking industry and generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of Republic's more significant accounting and reporting policies applied in the preparation of the accompanying financial statements follows.

PRINCIPLES OF CONSOLIDATION

All significant intercompany accounts and transactions have been eliminated in consolidation.

INVESTMENT SECURITIES AND DEPOSITS WITH BANKS

Republic classifies its securities as either held-to-maturity or available-for-sale with distinct accounting treatment for each classification. Investments available-for-sale are reported at fair value, with unrealized net gains and losses, net of related tax effect, reported in comprehensive income as a separate component of stockholders' equity. Securities held-to-maturity are recorded at cost, adjusted for amortization of premiums and accretion of discounts.

Interest on investment securities is recorded as income when earned. Gains and losses on securities sales or redemptions are accounted for by the specific identification method and are included in non-interest income when securities are sold.

Interest earning deposits in other banks mature within one year.

LOANS RECEIVABLE

Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Unearned income on installment loans is recognized over the term of the loans on a level yield basis. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is unlikely. When a loan is placed on non-accrual status, any interest accrued in the current period, but not collected, is reversed against interest income and prior year's uncollected interest is charged against the allowance for loan losses. Collection of

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

interest while the loan is on non-accrual status is generally recognized on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied to unpaid principal.

Interest on loans is recorded as income when earned. Unearned income on installment loans is recognized over the term of the loans on a level yield basis. Non-refundable loan origination fees and certain costs associated with the loan origination process are deferred and amortized as an adjustment to the yield of the loans over the term of those loans.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is an amount that management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectible. The adequacy of the allowance is based on ongoing evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and collateral, and current economic conditions that may affect the borrowers' ability to pay.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Recoveries on amounts previously charged off are credited to the allowance.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that Republic will be unable to collect all amounts due according to the contractual terms of the loan. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision. Cash receipts on impaired loans are applied to reduce the principal amount of such loans until the principal has been recovered, and are thereafter recognized as interest income.

OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure or through deed in lieu of foreclosure is reflected in the financial statements at the lower of cost or estimated net realizable value. Real estate in which Republic has acquired physical possession but no legal title is also classified as other real estate owned. Upon classification as other real estate, the excess of the unpaid balance of the loan over the fair value of the collateral is charged to the allowance for loan losses. Net expenses of maintaining properties, subsequent provisions due to changes in market conditions and gains or losses on disposition are included in other operating expenses.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided principally on the straight-line basis over the estimated useful life of each type of asset, usually 5 to 40 years. Leasehold improvements are amortized over the life of the respective leases or the estimated useful life of the asset, generally between 5 and 40 years, whichever is shorter. Premises held for sale are stated at the lower of cost or net realizable value.

GOODWILL AND OTHER INTANGIBLES

Intangible assets consist of the excess of cost over the fair value of the net assets of businesses acquired, which excess cost is allocated between goodwill and core deposit premium. Intangible assets also include goodwill resulting from the exchange of Republic shares for shares of the Bank previously owned by a limited group of minority shareholders (see Note 8). Goodwill is amortized on a straight-line basis principally over fifteen to twenty years. Core deposit premiums are amortized over varying useful lives ranging from seven to ten years. At December 31, 1998 and 1997, intangible assets amounted to $19,678,000 and $19,407,000, respectively. Accumulated amortization of intangible assets was $7,927,000 and $6,792,000 as of December 31, 1998 and 1997, respectively.

INCOME TAXES

Republic uses the asset and liability method of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities utilizing the currently expected tax rate to be applied when the temporary differences reverse. Income tax expense is recognized on the periodic change in the deferred tax asset and liability amounts at the current statutory rates. Changes in the value of deferred tax assets and liabilities resulting from a change in the expected tax rate are recognized in the year when the tax rate change is enacted. The deferred tax asset is reduced by a valuation allowance when, based on all available evidence, it is more likely than not that some portion of the deferred asset will not be realized.

Republic files consolidated tax returns with its subsidiary.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand balances due from banks and other cash equivalents having an initial maturity of three months or less.

EARNINGS PER SHARE

Basic earnings per share have been computed based on the weighted average number of shares outstanding after giving retroactive effect to the 2.5 for one stock split (see Note 8) in January 1998 and the 20% stock dividend in January 1996. The weighted average number of shares used in the calculation of basic earnings per share was 21,128,866, 19,076,275 and 18,872,904 at December 31, 1998, 1997
and 1996, respectively. Diluted earnings per share reflects the potential dilution that could occur if

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

outstanding options were exercised. Options to purchase 520,000 shares of common stock at $15 per share were outstanding at December 31, 1998. These have not been included in the computation of diluted earnings per share because the options' exercise price was greater than the average quoted market price of the shares for the year (see Note 10).

NEW ACCOUNTING PRONOUNCEMENTS

On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 (January 1, 2000 for Republic). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of Republic anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on Republic's results of operations or its financial position.

INTEREST RATE RISK

Republic's profitability is dependent to a large extent on its net interest income, which is the difference between income on interest-earning assets and its interest expense on interest-bearing liabilities. Republic, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive, or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap. An asset-sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. Republic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates.

RECLASSIFICATIONS

Certain reclassifications have been made to prior years' financial statements to conform with current year presentation.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

2.    INVESTMENT SECURITIES

Amortized cost and estimated fair values of held-to-maturity securities are summarized as follows (in thousands):

                                                        GROSS UNREALIZED
                                                     ----------------------       ESTIMATED
                                       AMORTIZED                                    FAIR
                                         COST          GAINS        LOSSES          VALUE
                                       ---------     --------      --------       ---------
DECEMBER 31, 1998
-----------------

U.S. Treasury securities               $ 11,990      $    130      $     --       $ 12,120
Securities of other U.S. agencies
 and corporations                       178,734           990           (36)       179,688
Securities issued by states and
 political subdivisions                  21,400         1,125            --         22,525
Other debt securities                       700            --            --            700
                                       --------      --------      --------       --------

  Total debt securities                 212,824         2,245           (36)       215,033

FHLB stock                                7,003            --            --          7,003
Federal Reserve Bank stock                1,219            --            --          1,219
                                       --------      --------      --------       --------

  Total securities                     $221,046      $  2,245      $    (36)      $223,255
                                       ========      ========      ========       ========

DECEMBER 31, 1997
-----------------

U.S. Treasury securities               $ 49,638      $    347      $     --       $ 49,985
Securities of other U.S. agencies
 and corporations                       132,225           273           (58)       132,440
Securities issued by states and
 political subdivisions                  29,278           933            --         30,211
Other debt securities                       700            --            --            700
                                       --------      --------      --------       --------

  Total debt securities                 211,841         1,553           (58)       213,336

Federal Reserve Bank stock                1,219            --            --          1,219
                                       --------      --------      --------       --------

  Total securities                     $213,060      $  1,553      $    (58)      $214,555
                                       ========      ========      ========       ========

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

Amortized cost and estimated fair values of available-for-sale securities are as follows (in thousands):

                                                        GROSS UNREALIZED
                                                     ----------------------       ESTIMATED
                                       AMORTIZED                                    FAIR
                                         COST          GAINS        LOSSES          VALUE
                                       ---------     --------      --------       ---------

DECEMBER 31, 1998
-----------------

U.S. Treasury securities               $ 25,197      $    335      $     --       $ 25,532
Securities of other U.S. agencies
 and corporations                       141,643           316          (224)       141,735
                                       --------      --------      --------       --------

  Total securities                     $166,840      $    651      $   (224)      $167,267
                                       ========      ========      ========       ========

DECEMBER 31, 1997
-----------------

U.S. Treasury securities               $118,162      $    535      $     --       $118,697
Securities of other U.S. agencies
 and corporations                        41,143           137           (49)        41,231
                                       --------      --------      --------       --------

  Total securities                     $159,305      $    672      $    (49)      $159,928
                                       ========      ========      ========       ========


At December 31, 1998, the scheduled contractual maturity of held-to-maturity and available-for-sale securities was as follows (in thousands):

                           HELD-TO-MATURITY           AVAILABLE-FOR-SALE
                       -----------------------     -----------------------
                                     ESTIMATED                   ESTIMATED
                       AMORTIZED       FAIR        AMORTIZED       FAIR
                         COST          VALUE         COST          VALUE
                       ---------     --------      ---------     ---------

Within one year        $ 15,184      $ 15,325      $ 17,087      $ 17,278
One to five years       174,468       175,446       135,451       135,749
Five to ten years        10,389        10,859        10,000         9,937
Over ten years           12,783        13,403         4,302         4,303
                       --------      --------      --------      --------

  Total                $212,824      $215,033      $166,840      $167,267
                       ========      ========      ========      ========

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


The following sets forth information concerning sales and calls of available-for-sale and held-to-maturity securities for the years indicated (in thousands):

                                       FOR THE YEARS ENDED DECEMBER 31,
                                   ----------------------------------------
                                      1998            1997           1996
                                   ---------       ---------      ---------

AVAILABLE-FOR-SALE SECURITIES
-----------------------------

Amortized cost                     $  54,392       $      --      $      --
Proceeds                           $  57,533       $      --      $      --
Gross realized gains               $     147       $      --      $      --
Gross realized losses              $      (6)      $      --      $      --

HELD-TO-MATURITY SECURITIES
---------------------------

Amortized cost                     $ 104,475       $   6,515      $     240
Proceeds                           $ 104,488       $   6,515      $     241
Gross realized gains               $      13       $      --      $       1
Gross realized losses              $      --       $      --      $      --


Securities with an aggregate cost of approximately $143,635,000 and $89,308,000 at December 31, 1998 and 1997, respectively, were pledged as collateral for public deposits or subject to sales under repurchase agreements.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

3.    LOANS AND ALLOWANCE FOR LOAN LOSSES

Major classifications of loans are as follows (in thousands):

                                                          DECEMBER 31,
                                                 -----------------------------
                                                    1998              1997
                                                 -----------       -----------

Commercial                                       $   256,624       $   320,699
Commercial real estate and construction              396,845           310,336
Foreign government                                    30,200             1,000
Foreign banks                                        115,392            60,806
Domestic banks                                            --             4,357
Residential first mortgages                          180,142           154,864
Residential equity lines                              13,324            16,487
Consumer                                              36,608            58,024
Overdrafts                                             3,965             5,352
                                                 -----------       -----------
                                                   1,033,100           931,925
Unearned income                                       (2,333)           (2,515)
                                                 -----------       -----------
                                                   1,030,767           929,410
Allowance for loan losses and transfer risk          (12,402)          (11,999)
                                                 -----------       -----------
      Loans receivable, net                      $ 1,018,365       $   917,411
                                                 ===========       ===========


Real estate mortgage loans serviced for others, not included in the above amounts, were approximately $15,687,000 and $20,793,000 in 1998 and 1997, respectively.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

Changes in the allowance for loan losses are as follows (in thousands):

                                              FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                               1998         1997         1996
                                             --------     --------     --------

Balance, beginning of the year               $ 11,999     $ 11,578     $ 11,411
Provision charged to operations                 8,017        5,566        2,381
                                             --------     --------     --------
                                               20,016       17,144       13,792
                                             --------     --------     --------

Loans charged-off                              (9,392)      (6,515)      (3,241)
Less recoveries                                 1,778        1,370        1,027
                                             --------     --------     --------
    Net charge-offs                            (7,614)      (5,145)      (2,214)
                                             --------     --------     --------
Balance, end of the year                     $ 12,402     $ 11,999     $ 11,578
                                             ========     ========     ========

Loans not accruing interest at end of year   $  7,619     $  5,863     $  1,563
                                             --------     --------     --------

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

Had Republic recorded interest on non-accrual loans, interest income on loans would have increased by approximately $370,000 and $273,000 in 1998 and 1997, respectively. Interest income recorded on these loans amounted to approximately $321,000 and $346,000 in 1998 and 1997, respectively.

The following is a summary of impaired loans as of and for the years ended December 31, 1998 and 1997 (in thousands):

                                                    1998        1997
                                                   ------      ------

Investment in impaired loans                       $5,813      $1,328
Valuation allowance                                    86         123
Average recorded investment in impaired loans       8,151       2,081
Interest income recognized on impaired loans           --          --

Restructured loans amounted to $48,000 and $371,000 at December 31, 1998 and 1997, respectively.

4.    PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized below (in thousands):

                                           DECEMBER 31,
                                     -----------------------
                                       1998           1997
                                     --------       --------

Bank buildings                       $ 45,233       $ 46,441
Leasehold improvements                  4,836          4,160
Leasehold acquisition costs             1,284          1,284
Furniture and equipment                18,026         19,811
                                     --------       --------
                                       69,379         71,696

Less - accumulated depreciation
 and amortization                     (24,097)       (24,834)
                                     --------       --------
                                       45,282         46,862
Land                                   10,375         11,875
                                     --------       --------

    Net premises and equipment       $ 55,657       $ 58,737
                                     --------       --------



During 1997, Republic finalized construction of its new headquarters and office building in Coral Gables, Florida. Republic capitalized interest costs of approximately $390,000 in 1997 and $773,000 in 1996 with respect to this construction project.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


At December 31, 1997, net premises and equipment included $2.3 million related to an operations building occupied by Republic. During 1998, Republic vacated this building and reclassified its net carrying value at the time of transfer to bank premises held for sale. At December 31, 1998, the property's net book value of $2.1 million approximated its net realizable value.

Republic leases facilities for several branch offices, certain land, and equipment under operating leases from unrelated parties. Net rent expense was approximately $2,522,000, $2,358,000 and $2,172,000 for 1998, 1997 and 1996,
respectively. Minimum rental commitments over the lives of the leases are as follows at December 31, 1998 (in thousands):

        YEAR ENDING
        DECEMBER 31,                                         AMOUNT
        ------------                                        --------

         1999                                               $ 2,305
         2000                                                 1,547
         2001                                                 1,187
         2002                                                 1,070
         2003                                                   666
         Thereafter                                          14,443
                                                            -------

            Total                                           $21,218
                                                            -------


During 1997, Republic began leasing space in its office building to unrelated parties. Future minimum lease payments receivable under these leases are as follows (in thousands):

        YEAR ENDING
        DECEMBER 31,                                         AMOUNT
        ------------                                        --------

        1999                                                $ 1,337
        2000                                                  1,344
        2001                                                  1,350
        2002                                                  1,363
        2003                                                  1,257
        Thereafter                                            4,045
                                                            -------

          Total                                             $10,696
                                                            -------

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

5.    DEPOSITS

At December 31, 1998 and 1997, time deposits greater than $100,000 totalled $304,576,000 and $288,299,000, respectively; the average interest rate on these time deposits was approximately 5.4% and 5.5% for 1998 and 1997, respectively. The majority of time deposits mature within one year. Deposits held from related financial institutions amounted to approximately $4,239,000 at December 31, 1997 (none at December 31, 1998).

6.    BORROWINGS

Securities sold under repurchase agreements are used to accommodate the needs of large customers and to provide wholesale funding for investment activities. At December 31, 1998 Republic had securities with an aggregate cost of approximately $72,851,000 pledged as collateral under these agreements. The following table sets forth information concerning repurchase agreements as of and for the years ended December 31, 1998, 1997 and 1996 (in thousands):


        REPURCHASE AGREEMENTS                    1998        1997        1996
                                               --------    --------    --------

Maximum amount of agreements outstanding
 at any month-end during the year              $75,984     $58,088     $42,200
Average amount outstanding during the year      64,477      50,005      32,574
Weighted average interest rate for the year       4.81%       4.77%       4.64%


Other short-term borrowings consist of U.S. Treasury tax and loan notes ("TT&L Notes") and Federal funds purchased. The following table sets forth information concerning these borrowings as of and for the years ended December 31, 1998, 1997 and 1996 (in thousands):

        TT&L NOTES                               1998        1997        1996
                                               --------    --------    --------

Maximum amount outstanding at any
 month-end during the year                     $14,878     $14,479     $ 9,900
Average amount outstanding during the year       5,603       5,867       4,432
Weighted average interest rate for the year       5.24%       5.53%       4.47%

        FEDERAL FUNDS PURCHASED                  1998        1997        1996
                                               --------    --------    --------

Maximum amount outstanding at any
 month-end during the year                     $ 4,002     $ 5,024     $12,000
Average amount outstanding during the year       2,302       3,238       4,909
Weighted average interest rate for the year       5.04%       5.50%       5.26%

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

At December 31, 1998, Republic had $50 million in Federal Home Loan Bank advances outstanding with a final maturity of three years but which are callable on a quarterly basis. The following table summarizes their terms.

                                     INTEREST    NEXT CALL            FINAL
AMOUNT            ISSUE DATE           RATE        DATE             MATURITY

$25 million      November 1998         4.30%   February 1999      November 2001

$25 million      December 1998         4.33%   March 1999         December 2001


Republic had average outstanding FHLB advances during 1998 of $4,384,000 with a weighted average rate of interest paid of 4.37%.

7.    INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):

                                        FOR THE YEARS ENDED DECEMBER 31,
                                      ------------------------------------
                                        1998          1997          1996
                                      --------      --------      --------

Currently payable
  Federal                             $ 8,205       $ 8,829       $ 9,326
  State                                   854           893           656
Deferred (benefit) provision             (826)         (105)          342
                                      -------       -------       -------

Total provision for income taxes      $ 8,233       $ 9,617       $10,324
                                      =======       =======       =======

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

A reconciliation of income taxes to statutory rates is as follows (in thousands):

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------------------
                                               1998                           1997                            1996
                                      -----------------------        -----------------------        -------------------------

                                       AMOUNT         PERCENT         AMOUNT         PERCENT         AMOUNT          PERCENT
                                      --------       --------        --------       --------        --------        ---------
Tax at Federal statutory rate         $  8,462           35 %        $ 10,201           35 %        $ 10,413             35 %
Tax exempt income                         (437)          (2)%            (628)          (2)%            (653)            (2)%
State income tax, less effect on
 Federal tax                               523            2 %             682            2 %             651              2 %
Other                                     (315)          (1)%            (638)          (2)%             (87)            --
                                      --------       --------        --------       --------        --------        ---------
                                      $  8,233           34 %        $  9,617           33 %        $ 10,324             35 %
                                      ========       ========        ========       ========        ========        =========


The components of the net deferred income tax asset are as follows (in thousands):

                                                        DECEMBER 31,
                                                     ------------------
                                                      1998        1997
                                                     ------      ------

Allowance for loan losses                            $4,405      $4,237
Building writedown                                      826         743
Intangibles                                             187         141
Self-insurance reserve                                  112          79
Loan origination fees                                    87          40
Deferred compensation                                    49          73
Other real estate losses                                 31          90
Other                                                    11          43
                                                     ------      ------
  Gross deferred tax assets                           5,708       5,446
                                                     ------      ------

Depreciation                                            569       1,142
Unrealized gain - available-for-sale securities         165         240
Pension                                                 134         134
Other                                                    87          78
                                                     ------      ------
  Gross deferred tax liabilities                        955       1,594
                                                     ------      ------

Net deferred tax asset                               $4,753      $3,852
                                                     ======      ======


Based on available information, management considers that the net deferred tax asset will be realized; therefore, no valuation allowance has been established.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

8.    STOCKHOLDERS' EQUITY

In January 1996, Republic declared a 20% stock dividend to stockholders of record as of December 31, 1995. As a result, 3,145,355 shares of common stock were issued.

In November 1997, Republic exchanged 1,220,225 (488,091 pre-stock split) shares of common stock of Republic for the same number of shares of common stock from a limited number of minority stockholders of the Bank. The difference of $4,421,000 between the estimated fair value of the shares of Republic given in exchange, valued at approximately $12,812,000, and the book value of the minority interest acquired, amounting to $8,391,000, was recorded as goodwill in Republic's financial statements.

Republic declared a 2.5 for 1 stock split effective January 15, 1998.

Effective January 1998, Republic approved (i) an increase in the number of authorized shares of common stock from 20,000,000 shares to 50,000,000 shares and (ii) an amendment to its articles of incorporation to effect a change in the par value of its common stock outstanding from $1.25 ($.50 post-stock split) per share to $0.01 per share.

In February 1998, Republic completed an initial public offering of its common stock. As a result, 2,300,000 shares were sold in the public market, 1,066,730 of which were sold by a limited group of existing shareholders and the remaining 1,233,270 by Republic. Net proceeds received by Republic amounted to approximately $16.3 million.

During 1998, Republic repurchased 193,200 shares of common stock previously issued at an average price of $10.31 per share. During 1998, Republic issued an additional 97,693 shares of Republic for 41,400 shares of common stock from a limited group of shareholders of the Bank. The aggregate fair value of the shares at the time of exchange amounted to approximately $977,000, resulting in goodwill recognition of approximately $211,000.

Cash dividends paid amounted to $6,094,000, $9,814,000 and $9,439,000 in 1998,
1997 and 1996, respectively. A cash dividend of $0.10 per share was declared on January 20, 1999 to stockholders of record on February 2, 1999, payable on February 12, 1999.

9.    EMPLOYEE BENEFIT PLAN

Republic adopted a 401(k) savings plan beginning April 1, 1998 in which eligible participants are allowed to contribute up to 15% of their annual compensation. For 1998, Republic provided a 50% match of the employee contribution to a maximum 2% of the employee's compensation. The employees are subject to a graduated vesting schedule for the matching contribution. The amount contributed by Republic for 1998 was approximately $233,000.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

10.   PENSION PLAN AND STOCK OPTION PLAN

Republic has a non-contributory defined benefit pension plan covering substantially all full time employees. Plan benefits are based on years of service and the employees' highest average compensation over a consecutive five year period. Retirement plan expense is computed using the actuarial unit credit method. Republic's funding policy is to contribute no less than the minimum required by ERISA and no more than the maximum allowed by the Internal Revenue Service as a deduction for the year.

The following table sets forth plan information as of and for the years ended December 31, 1998 and 1997 (in thousands), as furnished by Republic's benefit consultants:

                                                         1998           1997
                                                       --------       --------

Changes in benefit obligations:
    Benefit obligation, beginning of the year          $ 15,080       $ 14,537
    Service cost                                          1,068          1,057
    Interest cost                                           986            978
    Change in assumptions                                  (130)         1,209
    Actuarial gain                                         (323)          (640)
    Benefits paid                                          (702)        (2,061)
                                                       --------       --------
    Benefit obligation, end of the year                  15,979         15,080
                                                       --------       --------

Change in plan assets:
    Fair value of plan assets, beginning of the year     12,306         12,216
    Actual return on plan assets                          1,119            899
    Employer contributions                                1,276          1,252
    Benefits paid                                          (702)        (2,061)
                                                       --------       --------
    Fair value of plan assets, end of the year           13,999         12,306
                                                       --------       --------

Funded status                                            (1,980)        (2,774)
Unrecognized net actuarial loss                           2,960          3,669
Unrecognized net transition liability                       102            137
Unrecognized prior service cost                            (604)          (686)
                                                       --------       --------

Net prepaid benefit cost                               $    478       $    346
                                                       ========       ========

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

Components of pension cost included in employee benefits were as follows (in thousands):

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                     ----------------------
                                                       1998          1997
                                                     --------      --------

Service cost-benefits earned during the year         $ 1,068       $ 1,057
Interest cost on projected benefit obligation            986           978
Amortization of unrecognized prior service cost          (82)          (82)
Expected return on plan assets                        (1,028)         (984)
Other amortization                                       200           161
                                                     -------       -------

  Net periodic pension cost                          $ 1,144       $ 1,130
                                                     =======       =======


Computational assumptions used in determining net periodic pension cost were as follows:

                                                              1998      1997
                                                            --------  --------

Weighted average discount rate                                7.0%        7.5%
Rate of increase in compensation levels                       4.0%        4.0%
Expected long term rate of return on plan assets              8.5%        8.5%

Amortization period on unrecognized prior service cost      11 years  11 years

STOCK-BASED COMPENSATION

Republic adopted the 1998 Stock Option plan effective on January 1, 1998. The plan provides for incentive and non-qualified stock option grants to certain officers and employees of the Bank and for non-qualified stock options to directors of Republic and its subsidiary. Options may only be granted at or above the fair market value of the stock at the date of grant. The Board's Compensation Committee may grant options only with the approval of the Board of Directors. Options are granted for a maximum term of ten years. The maximum number of shares authorized to be granted under this plan is 1,000,000 shares. Options normally vest in 20% increments beginning on the second anniversary date of the grant. Options granted to directors who had served on the Board of Republic or its subsidiary for at least ten years, at the inception of the plan, were exercisable beginning six months after the date of grant. Should a change in control occur, all options become fully vested.

During 1998 incentive stock options to purchase 310,000 shares were granted to certain officers of the Bank and non-qualified options to purchase 220,000 shares were granted to certain officers and directors.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

The following table presents additional data concerning Republic's outstanding stock options for 1998:

                                                OUTSTANDING  EXERCISABLE

Options granted                                   530,000      100,000
Options exercised                                      --           --
Options forfeited                                  10,000           --
Options outstanding at December 31, 1998          520,000      100,000


All options were granted at $15 per share which was equal to or exceeded the fair market value on the date of that grant.

Republic adopted the disclosure-only method of accounting for transactions with employees under SFAS No. 123, "Accounting for Stock-Based Compensation" and follows the measurement provisions of APB 25, "Accounting for Stock Issued to Employees" for measuring compensation expense for stock issued to employees. Republic determines compensation of non-employee director options by measurement of the fair value of options at the date the options become exercisable.

If compensation cost for employee stock options had been determined based on the fair value of the options at the grant dates using a method prescribed under SFAS No. 123, Republic's net income and earnings per share for the year ended December 31, 1998 would have been reduced to the pro-forma amounts indicated below:

Net income
  As reported                                    $   15,794
  Pro forma                                          15,402

Basic and diluted earnings per share
  As reported                                    $     0.75
  Pro forma                                            0.73

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

For determining the pro forma amounts, the fair value of employee options is estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions applied to grants expected to be exercised.

        Expected dividend yield                                2.2%
        Expected volatility                                     60%
        Weighted risk free interest rate                      5.65%
        Expected life (in years)                                 7


Based upon the above assumptions, the weighted average fair value of options granted during 1998 was $8.01.

11. FOREIGN ACTIVITIES

Republic lends to foreign domiciled borrowers and obtains deposits from foreign domiciled customers. To a lesser extent, Republic makes investments in foreign securities.

The following table sets forth, at the dates indicated, the aggregate amount of Republic's cross-border outstandings, including loans, foreign bonds, due from bank accounts and interest earning deposits in other banks (in thousands).

                                                  DECEMBER 31,
                                     ------------------------------------
                                       1998          1997          1996
                                     --------      --------      --------
Ecuador                              $ 42,000      $ 23,000      $ 13,000
Brazil                                 34,000        22,000        30,000
Peru                                   29,000        18,000        21,000
Panama                                 14,000         7,000        11,000
Guatemala                              12,000         9,000        11,000
El Salvador                            12,000         5,000         3,000
Colombia                                3,000         1,000        12,000
Other                                  55,000        30,000        67,000
                                     --------      --------      --------

                                     $201,000      $115,000      $168,000
                                     ========      ========      ========

The following table represents the total dollar amount of revenue, net income before taxes and net income associated with foreign activites for the year ended December 31, 1998 (in thousands).

Interest income                          $12,515
Non interest income                        1,251
                                         -------
  Total revenue                          $13,766
                                         =======
Net income before taxes                  $ 6,146
                                         =======
Net income                               $ 3,775
                                         =======

Net income before taxes is computed based on internal allocations for income and expense recognition. These allocations include an assigned cost of capital, overhead and income or expense associated with the internal sale of funds between domestic and foreign activities.


12.   COMPREHENSIVE INCOME

The following table sets forth a reconciliation of related tax effects allocated to each item of comprehensive income for the years ended December 31, 1998, 1997 and 1996 (in thousands):

                                                BEFORE-TAX    TAX     NET-OF-TAX
                                                  AMOUNT     EFFECT     AMOUNT

1998

Net unrealized losses on securities available
 for sale arising during the year                 $ (52)     $  20      $ (32)
Reclassification adjustment for net gains
 included in net income                            (140)        54        (86)
                                                  -----      -----      -----
Other comprehensive loss                          $(192)     $  74      $(118)
                                                  =====      =====      =====

1997

Net unrealized gains on securities available
 for sale arising during the year                 $ 163      $ (63)     $ 100
Reclassification adjustment for net gains
 included in net income                              --         --         --
                                                  -----      -----      -----
Other comprehensive income                        $ 163      $ (63)     $ 100
                                                  =====      =====      =====

1996

Net unrealized losses on securities available
 for sale arising during the year                 $ (85)     $  33      $ (52)
Reclassification adjustment for net gains
 included in net income                              --         --         --
                                                  -----      -----      -----
Other comprehensive loss                          $ (85)     $  33      $ (52)
                                                  =====      =====      =====

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

13.   REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1998, approximately $26,248,000 of retained earnings were available for dividend declaration without prior regulatory approval.

Republic is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Republic's financial statements. The regulations require Republic to meet specific capital adequacy guidelines that involve quantitative measures of Republic's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Republic's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Republic to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998, that Republic meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from Republic's regulators categorized Republic as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Republic must maintain minimum total risk based, Tier I risk based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Republic's category.

The capital amounts and ratios are presented in the following table (dollars in thousands).

                                                                                      TO BE WELL
                                                                                  CAPITALIZED UNDER
                                                        REQUIRED FOR CAPITAL      PROMPT CORRECTIVE
                                       ACTUAL            ADEQUACY PURPOSES        ACTION PROVISIONS
                               --------------------     -------------------     --------------------
                                AMOUNT       RATIO       AMOUNT      RATIO       AMOUNT      RATIO
                               --------    --------     --------   --------     --------    --------
As of December 31, 1998

    Total capital ratio        $171,658        17.9%    $ 77,533        8.0%    $ 96,917        10.0%

    Tier I capital ratio       $159,641        16.6%    $ 38,767        4.0%    $ 58,150         6.0%

    Tier I leverage ratio      $159,641        10.3%    $ 46,317        3.0%    $ 77,195         5.0%

As of December 31, 1997

    Total capital ratio        $145,521        16.2%    $ 71,707        8.0%    $ 89,633        10.0%

    Tier I capital ratio       $134,307        15.0%    $ 35,854        4.0%    $ 53,780         6.0%

    Tier I leverage ratio      $134,307         8.9%    $ 45,044        3.0%    $ 75,073         5.0%

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

14.   CONTINGENCIES

Republic maintains a self-funded medical reimbursement plan covering employees and their eligible dependents. Employees contribute towards a portion of the cost of dependent coverage. The plan covers reimbursement of eligible medical and dental expenses up to $1,000,000 over the life of the eligible participant. Republic maintains an insurance policy that limits loss per specific participant per year to $100,000. In addition, Republic maintains a policy that limits the aggregate loss within a plan year to a variable amount based on the number of participants in the plan. At December 31, 1998, this aggregate annual stop loss level was approximately $2,393,000. Republic had accrued approximately $510,000 and $601,000 at December 31, 1998 and 1997 for estimated claims which were incurred as of those dates but not yet paid.

The Bank is a defendant in several legal actions arising from its normal business activities. Legal counsel and management believe that the ultimate liability, if any, resulting from these legal actions will not materially affect Republic's financial position or results of operations.

15.   OFF-BALANCE SHEET RISK

In the normal course of business, Republic engages in off-balance sheet activities in order to meet the financial needs of its customers. These activities include commitments to extend credit, commercial letters of credit, standby letters of credit, and guarantees.

These instruments carry credit and market risks and are managed in accordance with Republic's credit and country risk policies. The maximum credit risk from failure of a counterparty to perform may be in excess of amounts, if any, reflected on the balance sheet. Collateral required in accordance with the approval of specific transactions may consist of cash, real estate or other consideration, and may mitigate this exposure.

The maximum potential credit loss from commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of the commitment. The measurement of the risk associated with these transactions must be evaluated in conjunction with failure of the counterparty to perform.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

A summary of Republic's contractual or notional amounts for off-balance sheet activities as of December 31, 1998 is summarized below (in thousands):

      Unused commercial lines of credit                     $  264,990
      Other commitments to extend credit                    $  161,911
      Commercial letters of credit                          $   17,460
      Standby letters of credit                             $   12,346


Of the outstanding standby letters of credit, approximately $4,954,000 are secured by cash collateral at December 31, 1998. Of the commerical letters of credit, approximately $3,412,000 were for the benefit of foreign customers.

16.   CONCENTRATIONS OF CREDIT RISK

While maintaining a diversified portfolio, Republic is dependent on the economic conditions affecting the Miami - Dade County, Florida market and that of Central and South America, its primary source of international lending activity. The investment and loan portfolio credit risk concentration is as described in Notes 2, 3 and 11.

Diversification is managed through asset/liability management policies with limitations for exposures to individual debtor entities and for country risk exposure.

17.   RELATED PARTY TRANSACTIONS

In its normal course of business, Republic lends to directors, officers, employees and their related interests. Loans outstanding to executive officers, directors, principal stockholders or their related interests were approximately $2,110,000 and $1,926,000 at December 31, 1998 and 1997, respectively. In connection with the construction of its new headquarters and office building (see Note 4), Republic entered into a contract with a mechanical contractor, the owner of which is a member of the Board of Directors, to provide mechanical work. Approximately $855,000 and $2,555,000 were paid during the years ended December 31, 1997 and 1996, respectively, in connection with this contract.

18.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments have been estimated by Republic using available market information for marketable instruments and appropriate valuation methodologies for other instruments. However, considerable judgment and subjectivity is necessarily required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Republic could realize in a current market exchange.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                       DECEMBER 31, 1998                DECEMBER 31, 1997
                                                  --------------------------      --------------------------
                                                                  ESTIMATED                        ESTIMATED
                                                   CARRYING         FAIR           CARRYING          FAIR
                                                    AMOUNT          VALUE           AMOUNT           VALUE
                                                  ----------      ----------      ----------      ----------
                                                                        (IN THOUSANDS)
Assets:
    Cash and cash equivalents                     $   72,001      $   72,001      $  125,400      $  125,400
    Interest earning deposits in other banks             136             136             873             873
    Investment securities                            388,313         390,522         372,988         374,483
    Performing loans                               1,023,148       1,029,490         923,547         927,834

Liabilities:
    Time deposits                                    709,621         711,898         735,406         737,590
    Other deposits                                   575,749         575,749         566,811         566,811
    Securities sold under repurchase
     agreements                                       55,099          55,119          45,594          45,594
    Other borrowings                                  53,200          53,203          10,573          10,573


The fair value of loans is estimated based on present values using applicable discount factors based on the current rates of interest charged by Republic for similar transactions. For this purpose loans have been aggregated into major categories based on pricing characteristics. No adjustment was made to the discount factors for changes in the credit quality of loans. Management believes that the risk factor embedded in the discount rates along with the portion of the allowance for possible loan losses applicable to the performing loans results in a fair valuation of the performing loan portfolio. The fair value of non-accrual loans with a recorded book value of $7,619,000 in 1998 and $5,863,000 in 1997 was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans.

The fair value of investments is based on quoted market values. See Note 2 - Investment Securities.

The fair value of time deposits is estimated based on present values using discount factors based on the current rate of interest paid for deposits of similar maturity. All other categories of deposits, which have no stated maturities, are shown at their face value. Management estimates that these core deposits would have a market value in excess of recorded value. This is attributable to the estimated cost savings from the low cost of such deposits over their estimated life, discounted using an alternative cost of funds rate. Management has not assessed the core deposit value of its total core deposit base. A core deposit premium has been paid by Republic in the acquisition of core deposits from other institutions.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

Borrowings consist of overnight and debt instruments with original maturities of three years or less. Fair value of term obligations is estimated based on present values using discount factors based on the current rate of interest charged by lenders on similar term obligations.

Standby letters of credit and other commitments to extend credit are of a short term nature and reflective of the current fee structure of Republic in providing these services. The face value of these instruments is considered reflective of fair value and is disclosed in Note 15 - Off-Balance Sheet Risk.

The fair values presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ from the amounts presented herein.

19.   REPUBLIC BANKING CORPORATION OF FLORIDA

The following summarizes the major categories of Republic's (parent company only) financial statements (in thousands):

                            CONDENSED BALANCE SHEETS

                                                             DECEMBER 31,
                                                        ----------------------
                                                          1998          1997
                                                        --------      --------

Assets
    Cash                                                $     98      $     41
    Securities purchased under agreement to resell        16,479            --
    Investment in the Bank                               149,710       141,197
    Goodwill and other intangibles                         4,773         4,760
    Other assets                                              --           225
                                                        --------      --------

      Total assets                                      $171,060      $146,223
                                                        ========      ========

Liabilities                                             $     57      $     92
                                                        --------      --------

Stockholders' equity
    Common stock                                             212           201
    Paid-in capital                                      114,519        99,240
    Retained earnings                                     56,011        46,311
    Accumulated other comprehensive
     income                                                  261           379
                                                        --------      --------

      Total stockholders' equity                         171,003       146,131
                                                        --------      --------

      Total liabilities and stockholders' equity        $171,060      $146,223
                                                        ========      ========

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF OPERATIONS

                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                  --------------------------------------
                                                    1998           1997           1996
                                                  --------       --------       --------
Dividend received from the Bank                   $  7,891       $  9,833       $  9,455
Equity in undistributed earnings of the Bank         7,862          8,588          8,627
Interest income                                        687              8              9
Operating expenses                                    (458)           (95)           (49)
                                                  --------       --------       --------
Income before income taxes                          15,982         18,334         18,042
Income tax expense (benefit)                           188             (6)            (2)
                                                  --------       --------       --------

      Net income                                  $ 15,794       $ 18,340       $ 18,044
                                                  ========       ========       ========


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                      FOR THE YEARS ENDED
                                                                          DECEMBER 31,
                                                             --------------------------------------
                                                               1998           1997           1996
                                                             --------       --------       --------
Cash flow from operating activities:
    Net income                                               $ 15,794       $ 18,340       $ 18,044
    Less:  Equity in undistributed earnings of the Bank        (7,862)        (8,588)        (8,627)
    Other                                                         300             75           (239)
                                                             --------       --------       --------

    Net cash provided by operating activities                   8,232          9,827          9,178
                                                             --------       --------       --------

Cash flow from investing activities:
    Investment in subsidiary                                      (10)            --             --
    Minority stock exchange costs                                 (38)            --             --
                                                             --------       --------       --------

    Net cash used in investing activities                         (48)            --             --
                                                             --------       --------       --------

Cash flow from financing activities:
    Net proceeds from issuance of common stock                 16,304             --             --
    Repurchase of common stock                                 (1,991)            --             --
    Cash dividends paid                                        (6,094)        (9,814)        (9,439)
    Other                                                         133           (133)            --
                                                             --------       --------       --------

    Net cash provided by (used in) financing activities         8,352         (9,947)        (9,439)
                                                             --------       --------       --------

Increase (decrease) in cash and cash equivalents               16,536           (120)          (261)

Cash and cash equivalents, beginning of the year                   41            161            422
                                                             --------       --------       --------

Cash and cash equivalents, end of the year                   $ 16,577       $     41       $    161
                                                             --------       --------       --------

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

20.   SEGMENT INFORMATION

Republic is organized into six divisions, four of which comprise the reportable operating segments. Certain operating centers have been aggregated based on common characteristics and are reported as single operating segments.

The Real Estate division is comprised of two segments, Commercial Real Estate and Residential Mortgage Lending. The Corporate division is categorized into three reporting segments, International Operations, Private Banking and Commercial Lending. The Retail division comprises retail deposit and consumer lending activities and is categorized as a single segment. The Finance division comprises Republic's investment and wholesale funding activities.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that internal allocations are made for income and expense recognition for transactions among segments and other support units in the organization. Allocations are based on the inter-segment services provided or are based on the volume of funds sold between segments. An internally defined risk-based allocation of equity capital is taken into consideration in determining the volume of funds to be sold between the segments. Pricing of services from support units to reporting segments is generally cost based and the inter-segment sale of funds is based on an internally defined pricing mechanism. Segment assets and liabilities represent the external assets and liabilities booked in the particular reporting segment.

The Bank evaluates segment performance based on profit or loss from operations before income taxes. Net interest income is computed on a tax equivalent basis. Certain items of overhead are not allocated to the reporting segments.

The Bank is a commercial bank and all its operations are conducted in Florida. All its revenues and assets are derived within the state.

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                SEGMENT INFORMATION
                                  (In Thousands)

                                                        RESIDENTIAL
                                        COMMERCIAL        MORTGAGE      INTERNATIONAL      PRIVATE         COMMERCIAL
                                       REAL ESTATE        LENDING        OPERATIONS        BANKING           LENDING
                                       -----------      -----------     -------------   -------------      -----------
External interest income               $    32,104      $    13,595      $     9,337      $     1,771      $    19,250
Inter-segment interest income                   --               --               70            8,157               --
                                       -----------      -----------      -----------      -----------      -----------
   Total interest income                    32,104           13,595            9,407            9,928           19,250
                                       -----------      -----------      -----------      -----------      -----------

External interest expense                      420               --              759            7,313              876
Inter-segment interest expense              15,057            7,909            4,423               --            7,239
                                       -----------      -----------      -----------      -----------      -----------
                                            15,477            7,909            5,182            7,313            8,115
                                       -----------      -----------      -----------      -----------      -----------

Net interest income                    $    16,627      $     5,686      $     4,225      $     2,615      $    11,135
                                       ===========      ===========      ===========      ===========      ===========

External non-interest income           $       139      $       213      $     2,439      $       342      $       422
Inter-segment non-interest income                1               35               --               --               --
                                       -----------      -----------      -----------      -----------      -----------
                                       $       140      $       248      $     2,439      $       342      $       422
                                       ===========      ===========      ===========      ===========      ===========

Depreciation and amortization          $        33      $        30      $        54      $        17      $        28
                                       ===========      ===========      ===========      ===========      ===========

Intangible amortization                $        17      $        --      $        25      $       115      $        27
                                       ===========      ===========      ===========      ===========      ===========

Segment profit before taxes            $    13,986      $     3,919      $     2,989      $       450      $     1,233
                                       ===========      ===========      ===========      ===========      ===========

Segment assets                         $   376,085      $   182,605      $   164,940      $    25,183      $   202,507
                                       ===========      ===========      ===========      ===========      ===========

Segment liabilities                    $    15,598      $     1,872      $    29,345      $   184,608      $    47,139
                                       ===========      ===========      ===========      ===========      ===========

                                                                                          INTER SEGMENT
                                         RETAIL         INVESTMENTS         OTHER          ELIMINATIONS         TOTAL
                                       -----------      -----------      -----------      -------------      -----------
External interest income               $    10,548      $    27,182      $        82       $      (694)      $   113,175
Inter-segment interest income               46,933               --              739           (55,899)               --
                                       -----------      -----------      -----------       -----------       -----------
   Total interest income                    57,481           27,182              821           (56,593)          113,175
                                       -----------      -----------      -----------       -----------       -----------

External interest expense                   36,411            5,088               (2)               --            50,865
Inter-segment interest expense               1,487           17,386            2,398           (55,899)               --
                                       -----------      -----------      -----------       -----------       -----------
                                            37,898           22,474            2,396           (55,899)           50,865
                                       -----------      -----------      -----------       -----------       -----------

Net interest income                    $    19,583      $     4,708      $    (1,575)      $      (694)      $    62,310
                                       ===========      ===========      ===========       ===========       ===========

External non-interest income           $    19,313      $       164      $       437       $        --       $    23,469
Inter-segment non-interest income              334                8           21,700           (22,078)               --
                                       -----------      -----------      -----------       -----------       -----------
                                       $    19,647      $       172      $    22,137       $   (22,078)      $    23,469
                                       ===========      ===========      ===========       ===========       ===========

Depreciation and amortization          $     1,124      $         5      $     1,918       $        --       $     3,209
                                       ===========      ===========      ===========       ===========       ===========

Intangible amortization                $       693      $        --      $       258       $        --       $     1,135
                                       ===========      ===========      ===========       ===========       ===========

Segment profit before taxes            $       510      $     3,623      $    (1,839)      $      (694)      $    24,177
                                       ===========      ===========      ===========       ===========       ===========

Segment assets                         $   123,707      $   409,619      $    90,767       $        --       $ 1,575,412
                                       ===========      ===========      ===========       ===========       ===========

Segment liabilities                    $   963,888      $   159,973      $     1,335       $        --       $ 1,403,758
                                       ===========      ===========      ===========       ===========       ===========

REPUBLIC BANKING CORPORATION OF FLORIDA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

21.   SUBSEQUENT EVENT

On February 22, 1999, Republic's Board of Directors approved a definitive plan to merge with Union Planters Bank, N.A. Consummation of the transaction is subject to stockholders' and regulatory approval.



                                    * * * * *

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



February 12, 1999, except for Note 21,
 as to which the date is February 22, 1999.

To the Board of Directors and Stockholders of Republic Banking Corporation of Florida

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Republic Banking Corporation of Florida and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of Republic's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Miami, Florida

                           SHAREHOLDER'S INFORMATION

STOCK DATA

Republic completed its initial public common stock offering on February 11, 1998. Prior to its initial public offering, Republic's stock was not actively traded. Prior to 1998, Republic paid an annual dividend. For 1997, Republic paid an annual dividend of $0.52 per share. After its public offering, Republic decreased its dividend payout ratio and changed the frequency from an annual to a quarterly dividend. The following table reflects quarterly trading ranges for Republic's common stock and cash dividends for 1998.

        Quarters ended

Market Value       March 31        June 30         September 30      December 31
    High           $  19.63        $ 19.13            $ 16.00          $ 11.75
    Low               16.13          15.38              10.13             7.75
    Close             17.88          16.00              10.38             10.63
Dividends paid         0.07           0.07               0.07              0.08

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that involve risk and uncertainty. A variety of factors could cause actual results and experience to differ materially from the anticipated results or expectations expressed in forward-looking statements.

Risks and uncertainties that may affect the actual results include, but are not limited to, economic conditions, Year 2000 contingencies, interest rate movements, credit and cross-border lending risks and competition. Readers of this report are cautioned not to place undue reliance on forward-looking statements.

CORPORATE OFFICES
Republic Banking Corporation
of Florida
2800 Ponce de Leon Boulevard
Coral Gables, Florida 33134
Telephone: (305) 774-5197

SHAREHOLDER ASSISTANCE
A copy of Republic's Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge to shareholders by writing: Finance Division, Republic Banking Corporation of Florida, at the above address.

Analysts, investors and others seeking additional information should contact:
Bernardo Argudin, Vice President
and Chief Financial Officer,
at (305) 774-5197

SHAREHOLDER DATA
There were 206 shareholders of record as of March 19, 1999.

TRANSFER AGENT
Shareholders requiring a change of address, information about their accounts, lost certificates or dividend check should contact:

American Stock Transfer & Trust Company
Shareholders Services Department
40 Wall Street
New York, NY 10005
(800) 937-5449

ANNUAL MEETING
Republic's annual meeting of shareholders will be on Wednesday, June 23, 1999 at 10:30 am at 2800 Ponce de Leon Boulevard, Coral Gables, Florida

SECURITIES MARKETS
Republic's common stock is traded on the Nasdaq National Market system (ticker symbol: RBCF). The listing found in most newspapers is RepublicBkingFL.

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP.

BANKING CENTERS

DADE COUNTY

BIRD ROAD
9450 SW 40th Street
(305) 552-7002

CALLE OCHO
2205 SW 8th Street
(305) 541-4545

CORAL GABLES
2800 Ponce de Leon Blvd.
(305) 774-5000

COUNTRY WALK
15800 SW 137th Avenue
(305) 278-8694

DOWNTOWN
265 SE 1st Street
(305) 358-5557

EAST HIALEAH
4375 East 4th Avenue
(305) 685-6868

FISHER ISLAND
42113 Fisher Island Dr.
(305) 531-9424

GRATIGNY
1794 West Gratigny Rd.
(305) 556-0300

HIALEAH
2899 West 4th Avenue
(305) 883-8643

LEJEUNE
10 NW 42nd Avenue
(305) 441-7300

LITTLE HAVANA
99 SW 12th Avenue
(305) 545-6000

MIAMI LAKES
15330 NW 79th Court
(305) 820-1800

MILAM DAIRY
5400 NW 72nd Avenue
(305) 885-0085

NORTH DADE
1505 NW 167th Street
(305) 625-5800

ORANGE BOWL
2800 NW 7th Street
(305) 642-7100

OVERTOWN
1490 NW 3rd Avenue
(305) 573-4191

PALMETTO
(Drive-thru only)
2050 West 56th Street
(305) 364-1200

SOUTH MIAMI
6193 SW 72nd Street
(305) 667-1330

SUNILAND
7880 SW 104th Street
(305) 273-7144

TAMIAMI
12310 SW 8th Street
(305) 222-1636

WEST DADE
2700 NW 107th Avenue
(305) 471-6383

WEST GABLES
(Drive-thru only)
5827 SW 40th Street
(305) 662-2887

WEST KENDALL
14770 N. Kendall Drive
(305) 387-7353

WESTCHESTER
9798 Coral Way
(305) 553-1277

WESTLAND
4440 West 16th Avenue
(305) 825-3030


BROWARD COUNTY

PALM AIRE
1321 S. Powerline Road
(954) 979-5000

TAMARAC
7118 N. University Drive
(954) 724-2980


OTHER OFFICES


HEADQUARTERS
2800 Ponce de Leon Blvd.
(305) 441-7200

MORTGAGE CENTER
(305) 447-4400

PRIVATE BANKING
(305) 441-1295